Exhibit 99.3

Notice of Meeting and
Management Information Circular

For the Annual and Special Meeting of Shareholders of
Americas Silver Corporation
To be held on May 15, 2018

americassilvercorp.com

Dear fellow shareholders,

It is my pleasure to invite you to Americas Silver Corporation’s Annual Shareholder Meeting to be held at 10 a.m. on Tuesday May 15th, 2018 at the Ontario Bar Association, Toronto.

Fiscal 2017 was a busy year for the Company. I would like to take this opportunity to highlight the accomplishments of the Company over the past year. We transitioned from our historical Nuestra Señora mine in Mexico and declared commercial production at the new San Rafael mine in December 2017. We invested over $16 million in the San Rafael mine which was 32% below the initial pre-feasibility estimate. As San Rafael comes into full production later in H2, 2018, it is expected to generate significant cash flow for the Company to strengthen the balance sheet and fund our next stage of growth.

Secondly, the exploration program in Mexico released significant drill results around the Zone 120 deposit adjacent to San Rafael. These results highlighted the potential of our vast land position and uncovered the next development project for the Company. Both the Galena Complex and Cosalá Operations were improved to prepare for 2018 and beyond in order to ensure that the strategic objectives of the Company are achieved. We made significant investments of over $26.7 million into our consolidated operations including the acquisition of the San Felipe project in Sonora.

Fiscal 2018 will be transformative for Americas Silver with the San Rafael Mine ramping up to full production. Silver equivalent ounces are expected to increase by approximately 65% over 2017 while silver production will increase through 2020. The mines will generate significant free cash flow with a yield that will be among the highest in the Silver industry. The management team has worked diligently to reduce all-in sustaining costs by 90% since the operations were acquired and to become one of the lowest silver cost producers in 2018 and for the foreseeable future.

As a result of the exciting 2017 drilling success, a $4 million exploration budget was approved and immediately started in early January to increase the silver rich resource and high-priority drill regional targets for 2018 and beyond. The Company will have completed its 12,000-meter program by the shareholder meeting date with those results included in an updated reserve and resource report dated June 30, 2018. San Rafael’s free cash flow will allow us to develop the potential high‐ grade, silver‐copper targets at Zone 120 without equity dilution to our shareholders.

We enter 2018 in a strong position and with expectations for improved profitability as we continue to execute our strategic objectives, increase our shareholder base and improve the balance sheet. We are extremely grateful and proud of our workers, their commitment to safe operations, and the support of their families.

As a shareholder, you have the right to vote your shares on all items that come before the meeting. Your vote is important, and I encourage you to exercise your right in the manner that suits you best. This process is facilitated by enabling you to vote by proxy on the Internet, by phone, by fax or by mail. You can also vote in person at the meeting.

This circular provides details about all the items for consideration at the meeting, such as information about nominated directors and their compensation, the auditors and our corporate governance practices including executive compensation. It also contains information about the core values and philosophies that are ingrained in our corporate culture.

Thank you for your continued support. I look forward to seeing you at this year’s meeting.

Sincerely,

Darren Blasutti,
President and CEO

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF AMERICAS SILVER CORPORATION (the “Company”)
TO BE HELD ON
May 15, 2018

Meeting Date, Location and Purpose

Notice is hereby given that the annual and special meeting (the “Meeting”) of shareholders of the Company will be held at 10:00 a.m. (Toronto time) on Tuesday, May 15, 2018 in Conference Rooms C and D at the Ontario Bar Association, 20 Toronto Street, Suite 300, Toronto, ON, M5C 2B8, for the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2017 and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4.
to consider and if deemed appropriate, approve an ordinary resolution to approve the continuation, amendment and restatement of the Company’s Shareholder Rights Plan as more particularly described in the Management Information Circular (the “Circular”) ; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the sub-section bearing the corresponding title under “Business of the Meeting” in the attached Circular. Any capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.

Notice and Access

The Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of Notice and Access in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting Materials.

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The Company urges shareholders to review the Circular before voting.

Accessing Meeting Materials online

The Meeting Materials can be viewed online under the Company’s profile at www.sedar.com or at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR by going to the Company’s website at www.americassilvercorp.com.

Reference to our website is included in this notice as an inactive textual reference only. Except for the documents specifically incorporated by reference into this notice, information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

To receive the Meeting Materials in advance of the Proxy Deposit Date and Meeting Date, requests for printed copies must be received no later than May 4, 2018.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of April 5, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

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Management Information Circular Summary
This summary highlights information contained elsewhere in this Circular. It does not contain all of the information that you should consider.
Please read the entire Circular carefully before voting.
Voting Recommendations
Proposal	Board Recommendation
Elect directors of the Company for the ensuing year	FOR
Reappoint auditors of the Company for the ensuing year at a remuneration to be fixed by the board of directors of the Company	FOR
Approval of Continuation, Amendment and Restatement of Shareholder Rights Plan	FOR

Record Date
You are entitled to vote at the meeting if you were a holder of common shares at the close on April 5th, 2018.

Vote Deadline
To make sure that your vote is counted, please ensure your vote is received by 10:00 am (Toronto time) on May 11, 2018.

Attending the Annual and Special Meeting
If you plan to attend the Meeting, please follow the instructions starting on page 2 of this Circular.
Meeting Information Date: Tuesday May 15, 2018

Time: 10:00 a.m. (EDT)

Place: Conference Rooms C and D at the Ontario Bar Association, 20 Toronto Street, Suite 300, Toronto, ON, M5C 2B8

How You Can Access the Meeting Materials Online
Americas Silver Corporation has decided to deliver the Meeting Materials by posting them online at www.americassilvercorp.com/investors/shareholder-meeting- documents/
The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use.
The Meeting Materials will be available on the Company’s website as of April 13, 2018, and will remain on the website for one year thereafter.

Governance Highlights
✓	87.5% independent Board	✓	Annual Board, Committee and director evaluations
✓	Annual election of all directors	✓	Orientation package for new directors
✓	Independent committees	✓	Independent executive compensation consultant used in 2018
✓	Majority voting policy
✓	Individual director elections
✓	Separate Chair & CEO
✓	In-camera sessions at Board and committee meetings

americassilvercorp.com

Director Nominees

Name	Age	Independent	Director since	2017 Committees	2017 Board attendance	No. of other public boards
DARREN BLASUTTI President and Chief Executive Officer	49		2011(1)		100%	1
ALEX DAVIDSON Board Chair and Director	66	☑	2011(1)	CCG, S&T	100%	4
ALAN R. EDWARDS Director	60	☑	2011(2)	S&T (Chair)	100%	4
PETER J. HAWLEY Director	61	☑	1998	S&T	100%	2
BRADLEY R. KIPP Director	54	☑	2014	AC (Chair)	100%	N/A
GORDON E. PRIDHAM Director	63	☑	2008(3)	AC, CCG	100%	4
MANUEL RIVERA Director	46	☑	2017		66.7%(4)	N/A
LORIE WAISBERG Director	76	☑	2011(1)	AC, CCG (Chair)	100%	3

(1) Previously Director of U.S. Silver & Gold since 2012 and RX Gold since 2011 (2) Previously Director of U.S. Silver & Gold since 2012 and U.S. Silver Corp. since 2011
(3) Previously Director of U.S. Silver & Gold since 2012 and U.S. Silver Corp. since 2008
(4) Since Mr. Rivera became a Director in August 2, 2017, he was eligible to attend only the remaining three Board meetings for the 2017 fiscal year

Director Nominee Qualifications and Experience

Americas Silver Corporation’s Board is comprised of talented and dedicated directors with a diverse mix of expertise, experience, skills and backgrounds. The skills and backgrounds collectively represented on the Board reflects the diverse nature of the business environment in which Americas Silver Corporation operates. DARREN BLASUTTI ALEX DAVIDSON ALAN R. EDWARDS PETER J. HAWLEY BRADLEY R. KIPP GORDON E. PRIDHAM MANUEL RIVERA LORIE WAISBERG Total 7 8 7 5 6 4 6 6 7

americassilvercorp.com

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS MANAGEMENT INFORMATION CIRCULAR
AND
PROXY STATEMENT
TABLE OF CONTENTS

GENERAL PROXY INFORMATION	1	Share Ownership Policy for Directors and NEOs	37
Notice and Access	1	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	38
Voting by Registered Shareholders	2	DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	38
Appointment of Proxies	2	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	39
Voting Common Shares by Proxy	2	Board of Directors and Independence from Management	39
Deadline for Receipt of Proxies	3	Performance Assessment	40
Revocation of Proxies	3	Meetings of the Board and Committees of the Board	40
Exercise of Discretion by Proxies	3	Meetings of Independent Directors	41
Voting by Non-Registered Shareholders	3	Board Mandate	41
Voting Shares and Principal Holders Thereof	5	Position Descriptions	41
BUSINESS OF THE MEETING	6	Directorships	42
Item 1 – Presentation of Audited Financial		Orientation and Continuing Education	42
Statements	6	Nomination of Directors	43
Item 2 – Election of Directors	6	Risk Management	44
Item 3 – Appointment of Auditor	17	Ethical Business Conduct	44
Item 4 – Approval of Continuation, Amendment and Restatement of Shareholder Rights Plan	17	Shareholder Engagement	44
STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION	23	Whistleblower Policy	45
Compensation Discussion and Analysis	23	Corporate Disclosure and Securities Trading
Overview of Executive Compensation Program	23	Policy	45
Compensation Review Process	23	Board Committees	45
Elements of Executive Compensation	25	Compensation and Corporate Governance Committee	45
Summary Compensation Table	30	Audit Committee	46
Defined Benefit or Actuarial Plan Disclosure	30	Sustainability and Technical Committee	46
Outstanding share-based awards and option- based awards	31	INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	46
Incentive Plan Awards-Value Vested or Earned During the Year	32	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	46
Performance Graph	33	ADDITIONAL INFORMATION	47
Termination and Change of Control Benefits	33	BOARD APPROVAL	48
Director Compensation	34	FORWARD-LOOKING STATEMENTS	49
Director Compensation Table	35	SCHEDULE “A”	50
Directors’ Outstanding share-based awards and option-based awards	36	SCHEDULE “C”	59
Directors’ Incentive Plan Awards-Value Vested or Earned During the Year	37
Risks Associated with the Company’s Compensation Policies and Practices	37

MANAGEMENT INFORMATION CIRCULAR

DATED APRIL 5, 2018

GENERAL PROXY INFORMATION

This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Americas Silver Corporation (“Americas Silver” or the “Company”) for use at the Company’s Annual and Special Meeting (the “Meeting”) of holders (“shareholders”) of common shares (“Common Shares”) to be held on May 15, 2018 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

References in this Circular to the Meeting include any adjournment or postponement thereof. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company may also use the services of a proxy advisory firm. The aggregate fees for any advisory proxy firm would be borne by the Company.

The record date for the Meeting is April 5, 2018 (the “Record Date”). The Record Date is the date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on May 11, 2018, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting (the “Proxy Deposit Date”).

Unless otherwise stated, the information contained in this Circular is as at the date hereof.

Unless otherwise indicated, in this Circular all references to “dollar” or the use of the symbol “$” are to the United States dollar and all references to “C$” are to the Canadian dollar.

Notice and Access
The use of Notice-and-Access reduces paper waste and mailing costs to the Company. In order for the Company to utilize Notice-and-Access to deliver proxy-related materials by posting the Circular, the Company’s financial statements for the year ending December 31, 2017 and accompanying Management’s Discussion and Analysis (collectively the “Meeting Materials”) electronically on a website that is not SEDAR, the Company must send a notice to shareholders, including non-registered shareholders, indicating that the Meeting Materials have been posted and explaining how a shareholder can access them or obtain from the Company, a paper copy of the Meeting Materials. The Meeting Materials have been posted in full on the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/ and under the Company’s SEDAR profile at www.sedar.com.

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials together with the Notice of Meeting and form of proxy or voting instruction form.

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The Company will deliver copies of the applicable proxy-related materials directly to registered shareholders and non-objecting beneficial owners, through the services of its registrar and transfer agent, Computershare Investor Services Inc. The Company intends to pay for the intermediaries to deliver these materials to objecting beneficial owners.

Any shareholder who wishes to receive a paper copy of the Meeting Materials must contact the Company’s transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, Fax: 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International), toll-free: 1-866-964-0492. In order to ensure that a paper copy of the Circular can be delivered to a requesting shareholder in time for such shareholder to review the Circular and return a proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that a shareholder ensure their request is received no later than May 4, 2018.

All shareholders may call the toll-free number Computershare Investor Services Inc.  listed above in  order to obtain additional information regarding Notice-and-Access or to obtain a paper copy of the Meeting Materials, up to and including the date of the Meeting, including any adjournment or postponement of the Meeting.

Voting by Registered Shareholders

Appointment of Proxies
The persons named in the enclosed instrument of proxy are officers and/or directors of the Company. A registered shareholder can appoint another person, who need not be a shareholder, to represent him or her at the meeting by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A registered shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder can vote with respect to any specific item by checking the space opposite the item on the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Common Shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Voting Common Shares by Proxy
Registered shareholders at the close of business on April 5, 2018 may vote their proxies as follows:

Online:
Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided. Complete your voting instructions and submit your vote.

By Mail:
Complete the form of proxy and return it in the envelope provided. If you return your proxy by mail you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

By Facsimile:
Complete the form of proxy and return it by facsimile to 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International). If you return your proxy by facsimile you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

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Deadline for Receipt of Proxies
All duly completed and executed forms of proxy must be received, via mail, facsimile or internet, by the Proxy Deposit Date. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so. A registered shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof.

Revocation of Proxies
A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered shareholder personally present. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, the relevant Common Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders
Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non‐registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non- registered shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting. Common Shares beneficially owned by a non‐registered shareholder are registered either:

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i.
in the name of an intermediary (“Intermediary”) that the non‐registered shareholder deals with in respect of the Common Shares of the Company (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self‐administered RRSPs, RRIFs, RESPs and similar plans); or

ii.
in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Company will distribute copies of the Notice of Meeting and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) together with the Meeting Materials in the case of certain non-registered shareholders to the clearing agencies and Intermediaries for distribution to non‐registered shareholders.

Intermediaries are required to forward the applicable proxy-related materials to non‐registered shareholders unless a non‐registered shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to non‐registered shareholders. Generally, non‐registered shareholders who have not waived the right to receive proxy-related materials will either:

i.
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non‐registered shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre‐ printed form; or

ii.
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non‐registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non‐registered shareholder when submitting the proxy. In this case, the non‐registered shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy is to be delivered.

In either case, the purpose of these procedures is to permit non‐registered shareholders to direct the voting of the Common Shares of the Company that they beneficially own. Since only registered shareholders and their proxies may attend and vote at the Meeting, if a non-registered shareholder attends the Meeting the Company will have no record of the non-registered shareholder’s shareholding or of his, her or its entitlement to vote unless the non-registered shareholder’s nominee has appointed the non-registered shareholder as proxyholder. Therefore, a non‐registered shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non‐registered shareholder) should strike out the names of the persons listed and insert the non‐registered shareholder’s or such other person’s name in the blank space provided. In either case, non‐registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

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A non-registered shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the non-registered shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

In all cases it is important that the voting instruction form or form of proxy be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the notice of meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.

Voting Shares and Principal Holders Thereof
On December 21, 2016, in connection with its listing on the NYSE American Stock Exchange, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding Common Shares on the basis of twelve pre-consolidated Common Shares for one post-consolidated Common Share (the “Share Consolidation”). All information in this Circular relating to the number of issued and outstanding Common Shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this Circular have been adjusted retrospectively to reflect the Share Consolidation.

As of the Record Date, the Company had 41,931,449 Common Shares issued and outstanding. Each Common Share carries the right to one vote on all matters to be acted on at the Meeting. Each registered shareholder on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement. All such registered shareholders are entitled to attend and vote in person at the Meeting, the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent by the Proxy Deposit Date, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.
***
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BUSINESS OF THE MEETING
Item 1 – Presentation of Audited Financial Statements
Copies of the Company’s audited financial statements for the financial year ended December 31, 2017, together with the auditors’ report thereon, have been mailed to registered shareholders who have requested a copy and will be submitted to the Meeting. No vote is required nor will be taken on the financial statements and the auditor’s report thereon and receipt of such financial statements will not constitute approval or disapproval of any matters referred to therein. Copies of the audited financial statements may be obtained by contacting the Company’s registered office at 145 King Street West, Suite 2870, Toronto, Ontario M5H 1J8, at the Company’s website https://www.americassilvercorp.com/investors/shareholder-meeting-documents/ or by going to the Company’s profile at www.sedar.com.

Item 2 – Election of Directors
The articles of incorporation of the Company (the “Articles”), as amended, currently provide that the board of directors of the Company shall consist of a minimum of three and a maximum of nine directors. The board of directors (the “Board”) presently consists of eight directors, comprised of the following persons: Darren Blasutti, Alex Davidson, Alan Edwards, Peter Hawley, Brad Kipp, Gordon Pridham, Lorie Waisberg and Manuel Rivera.

The Board has fixed the number of directors to be elected at the Meeting at eight directors. Each director elected will hold office until the next annual meeting of shareholders or until such director’s successor is duly elected, unless the office is earlier vacated in accordance with the general by-law of the Company and the Canada Business Corporations Act. Unless authority to do so is withheld or in the absence of instruction to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the individuals nominated for election as a director and named herein (each, a “Nominee”). Management does not contemplate that any of the proposed Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such Nominee(s) may be voted by the persons designated by management of the Company in the form of proxy, in their discretion, in favour of another nominee.

The following table contains brief biographies for each of the Nominees, including their principal occupations, business or employment within the past five years, name, province or state and country of residence, age, independence status, board and committee attendance record, other public board memberships, date they first became a director of the Company and number of Common Shares, other securities and stock options beneficially owned by each Nominee.

The statement as to the Common Shares, other securities and stock options beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees as at Record Date in each instance has been provided by the respective Nominee.

The Company is engaged in the evaluation, acquisition, exploration, development and operation of precious metals and polymetallic mineral properties, primarily those already producing or with the potential for near-term production. The geographic focus is in the Western Hemisphere, particularly Canada, the United States and Mexico. The Company is a growth-oriented precious metals producer. Currently, the Company is in production at its Cosalá Operations in Sinaloa, Mexico and Galena Complex in the United States. The Company also holds an option to purchase the San Felipe development project in Sonora, Mexico. The Company’s strategic objective is to expand its silver production through the development of its own projects and consolidation of complementary projects. The Company’s current management and Board are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits globally.

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Pursuant to the requirements of the Toronto Stock Exchange (the “TSX”), the Board has adopted a policy for majority voting for individual directors (“Majority Voting Policy”). Under the Majority Voting Policy, the form of proxy enables each shareholder to vote for, or withhold their shares from voting on, the election of each Nominee separately. If votes “for” the election of a Nominee are fewer than the votes “withheld”, the Nominee is required to tender his or her resignation promptly after the meeting of shareholders for the consideration of the Compensation and Corporate Governance Committee (the “CCG Committee” or the “Committee”). Absent exceptional circumstances that would warrant the continued service of the applicable director on the Board, the Committee is expected to accept and recommend acceptance of the resignation by the Board. The Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. Such a determination by the Board shall be made, on the Committee’s recommendation, and announced by press release, within ninety (90) days after the applicable Shareholders’ meeting. Absent exceptional circumstances, the Board is expected to accept the resignation. Following the Board’s decision on the resignation, the Board shall promptly issue a news release publicly disclosing their decision whether to accept the applicable director’s resignation including the reasons for rejecting the resignation, if applicable, a copy of which must be provided to the Toronto Stock Exchange. If a resignation is accepted, subject to any corporate law restrictions, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy. The director whose resignation is being considered will not participate in any CCG Committee or Board deliberations as to whether to accept or reject the resignation. The Majority Voting Policy does not apply in circumstances involving contested director elections (i.e., where the number of Nominees exceeds the number of directors to be elected).

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DARREN BLASUTTI
Director Ontario, Canada
Age: 49	Status: Non-Independent	Director since: July 6, 2011 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since June 6, 2012 and RX Gold since July 6, 2011)
Mr. Blasutti is currently the President and Chief Executive Officer of the Company. He was formerly the President and Chief Executive Officer of U.S. Silver, and prior to that, the President and Chief Executive Officer of RX Gold & Silver Inc. (“RX Gold”), and former Senior Vice President of Corporate Development for Barrick Gold Corporation (“Barrick”) until January 2011. At Barrick, he reported to the Chief Executive Officer and played a lead role in the strategic development of Barrick for over 13 years, during which time he executed over 25 gold mining transactions including the acquisition of Homestake Mining Company and Placer Dome Inc. and the consolidation of the world class Cortez property from Rio Tinto. Mr. Blasutti also led the creation of Barrick Energy Inc. to hedge Barrick’s exposure to energy prices and was integral to the initial public offering of African Barrick Gold. During his tenure at Barrick, he also led the Investor Relations function. Mr. Blasutti is a member of the Chartered Professional Accountants Canada and was previously at PricewaterhouseCoopers LLP where he planned, supervised and managed audits for a variety of clients. Mr. Blasutti is currently a director of Chantrell Ventures Corp.

Common Shares Held			75,714

Other Securities Held
Type			Securities Held (#)
RSUs (cash or share settled)*			32,570
DSUs**			N/A

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 30, 2015	Jan. 30, 2018***	2.34	83,333
Feb. 23, 2016	Feb. 23, 2019	2.04	166,666
Jan. 13, 2017	Jan. 13, 2020	3.85	200,000
Jan. 2, 2018	Jan. 2, 2021	4.58	200,000

Board and Committee Membership 2017		Attendance	Other Public Board Memberships
Board		8 of 8	Chantrell Ventures Corp.

The following notes are applicable to all Director Biography tables:
*The RSUs represent a deferred payment of a cash incentive bonus and are redeemable for cash payment or Common Shares of the Company (in the Company’s discretion) based on the value of the Common Shares at the time of redemption.
**The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company (in the Company’s discretion) at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.
***In accordance with the Company’s Option Plan and Corporate Disclosure and Securities Trading Policy, the expiry of these options has been extended as a result of securities trading blackouts that have been applied to the Company’s Directors and Officers.

Page	8

ALEX DAVIDSON
Chairman of the Board and Director Ontario, Canada
Age: 66	Status: Independent
Director since: July 6, 2011
(Chairman of the Board of Directors since May 2016; Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011)

Mr. Davidson was Barrick’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond and retired from Barrick in 2009. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte project in the Alto Chicama District, Peru. Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the Board and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees.

Common Shares Held			27,706

Other Securities Held
Type			Securities Held (#)
DSUs**			70,588

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 30, 2015	Jan. 30, 2018***	2.34	33,333
Feb. 23, 2016	Feb. 23, 2019	2.04	41,666
Jan. 13, 2017	Jan. 20, 2020	3.85	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000

Board and Committee Membership 2017		Attendance	Other Public Board Memberships
Board (Chair) CCG Committee S&T Committee		8 of 8 6 of 6 2 of 2	NuLegacy Gold Corporation Orca Gold Inc. Capital Drilling Ltd. Yamana Gold Inc.

Page	9

ALAN R. EDWARDS
Director Arizona, United States
Age: 60	Status: Independent	Director since: June 23, 2011 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since June 23, 2011)
Mr. Edwards serves on the board of directors and is President of AE Resources Corp. He also serves on the board of directors for Entrée Resources Ltd., Mason Resources Corp., Rise Gold Corp., and Orvana Minerals Corp. From May 2010 to July 2013 he was a director of AuRico Gold Inc. and from July 2013 to July 2015 he was Chairman of the Board; From October 2011 to January 2017, he was Chairman of the Board of AQM Copper Inc.; From August 2013 to February 2015 he was Chairman of the Board of Oracle Mining Corp., from September 2012 to July 2013, he was Chief Executive Officer of Oracle Mining Corp.; From 2009 to May 2011, he was President and Chief Executive Officer of Copper One Inc.; From 2007 to 2009, he was President and Chief Executive Officer of Frontera Copper Corporation. Mr. Edwards holds an MBA from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona.

Common Shares Held			20,597

Other Securities Held
Type			Securities Held (#)
DSUs**			42,128

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 30, 2015	Jan. 30, 2018***	2.34	33,333
Feb. 23, 2016	Feb. 23, 2019	2.04	41,666
Jan. 13, 2017	Jan. 13, 2020	3.85	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000

Board and Committee Membership 2017		Attendance	Other Public Board Memberships
Board S&T Committee (Chair)		8 of 8 2 of 2	Entrée Resources Ltd. Mason Resources Corp. Rise Gold Corp. Orvana Minerals Corp.

Page	10

PETER J. HAWLEY
Director Quebec, Canada
Age: 61	Status: Independent	Director since: May 12, 1998 (Previously Chairman of the Board of Directors until May 2016)
Mr. Hawley is the founder of the Company and is currently the Chairman of Scorpio Gold Corporation. He is also the Executive Chairman of Defiance Silver Corp. Formerly he was President and CEO of the Company from July 20, 2012 to April 21, 2013 and prior to December 2010. Mr. Hawley has over 35 years’ experience in the exploration and mining industry and has worked as a consulting geologist to a large number of intermediate and senior mining companies including Teck Corp, Noranda Inc., Placer Dome Inc. and Barrick.

Common Shares Held		153,619

Other Securities Held
Type			Securities Held (#)
DSUs**			45,115

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 30, 2015	Jan. 30, 2018***	2.34	33,333
May 24, 2013	May 24, 2018	5.70	41,666
Feb. 23, 2016	Feb. 23, 2019	2.04	41,666
Jan. 13, 2017	Jan. 13, 2020	3.85	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000

Board and Committee Membership 2017		Attendance	Other Public Board Memberships
Board S&T Committee		8 of 8 2 of 2	Scorpio Gold Corporation Defiance Silver Corp.

Page	11

BRADLEY R. KIPP
Director Ontario, Canada
Age: 54	Status: Independent	Director since: June 12, 2014
Mr. Kipp is currently the Executive Vice-President and Director of JSF Group Inc., formerly AR3 Capital Partners Inc., (commodity trading and protein distribution) since August 2015; Vice-President Finance of Summit Resource Management Limited (venture capital) since 1997; and Chief Financial Officer and Director of Blackshire Capital Corp. since February 2017. Previously, Mr. Kipp was a director of Equity Financial Holdings Inc from June 2008 to December 2017, when the company was acquired by a private equity firm and delisted from the TSX. Mr. Kipp remains a Director and Audit Committee Chair of the OSFI regulated subsidiary Equity Financial Trust Inc. Mr. Kipp was Chief Financial Officer and Director of African Copper PLC (mining and exploration) from September 2004 to July 2015. Mr. Kipp has over 20 years’ experience specializing in operations, corporate finance and public company reporting in the mining sector. As part of these activities he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.

Common Shares Held			Nil

Other Securities Held
Type			Securities Held (#)
DSUs**			62,256

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 30, 2015	Jan. 30, 2018***	2.34	33,333
Feb. 23, 2016	Feb. 23, 2019	2.04	41,666
Jan. 13, 2017	Jan. 20, 2020	3.85	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000

Board and Committee Membership 2017		Attendance	Other Public Board Memberships
Board Audit Committee (Chair)		8 of 8 4 of 4	N/A

Page	12

GORDON E. PRIDHAM
Director Ontario, Canada
Age: 63	Status: Independent	Director since: November 10, 2008 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since November 10, 2008)
Mr. Pridham is currently Principal of Edgewater Capital and sits on the public company boards of Newalta Corporation (Chairman), CHC Student Housing Inc. (Chairman), Orvana Minerals Inc. (Chairman). Formerly, he served as Chairman of the Board of U.S. Silver. He is on the advisory board for Enertech Capital a Clean Tech Venture Fund. Recent activities include merger of US Silver with RX Gold as Chairman, sale of Norock Realty to Partners REIT as Chairman of the Special Committee, and sale of Western Prospector to CNNC as Chairman of the Special Committee. Mr. Pridham has over 35 years of experience financing and advising public and private companies in a cross section of industries, particularly in the resource sector. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions in Corporate Banking, Investment Banking and Capital Markets. Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program.

Common Shares Held			30,102

Other Securities Held
Type			Securities Held (#)
DSUs**			37,177

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 30, 2015	Jan. 30, 2018***	2.34	33,333
Feb. 23, 2016	Feb. 23, 2019	2.04	41,666
Jan. 13, 2017	Jan. 20, 2020	3.85	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000

Board and Committee Membership 2017		Attendance	Other Public Board Memberships
Board Audit Committee CCG Committee		8 of 8 4 of 4 6 of 6	Newalta Corporation (Chairman) CHC Student Housing Inc. (Chairman) Orvana Minerals Inc. Enertech Capital (Advisory Board)

Page	13

MANUEL RIVERA
Director Mexico, Mexico
Age: 45	Status: Independent	Director since: August 2, 2017
Mr. Rivera is the President & Founder of LATAMFUV, an investment firm focused in enabling, technology transfer from Israel innovation ecosystem into Latin America; With vast experience in media, digital, corporate transformation and M&A Mr. Rivera for more than a decade was the President & CEO of Grupo Expansión, one of Mexico's most influential media companies that under his leadership was taken from a minor magazine player to one of the largest digital publishers in Mexico and Latin America, successfully sold to a major strategic player in 2017. Mr. Rivera is also the current Co-chair of the Global Future Council for Media and Information of the World
Economic Forum and also Chairman of the board for Make-A-Wish Mexico.

Common Shares Held			NIL

Other Securities Held
Type			Securities Held (#)
DSUs**			2,113

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Aug. 2, 2017	Aug. 2, 2020	3.92	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000

Board and Committee Membership 2017		Attendance	Other Public Board Memberships
Board		2 of 3(1)	N/A

(1) Since Mr. Rivera became a Director in August 2, 2017, he was eligible to attend only the remaining three Board meetings for the 2017 fiscal year.

Page	14

LORIE WAISBERG
Director Ontario, Canada
Age:76	Status: Independent	Director since: July 6, 2011 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011)
Mr. Waisberg is a corporate director currently serving as Chairman and a director of Chemtrade Logistics Income Fund and a director of Chantrell Ventures Corp. and Metalex Ventures Ltd. Prior to retirement, Mr. Waisberg served as Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer. Prior thereto, Mr. Waisberg practiced law with a major Canadian law firm. Mr. Waisberg is accredited as ICD.D by the Institute of Corporate Directors.

Common Shares Held			618

Other Securities Held
Type			Securities Held (#)
DSUs**			40,404

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Jan. 30, 2015	Jan. 30, 2018***	2.34	25,000
Feb. 23, 2016	Feb. 23, 2019	2.04	41,666
Jan. 13, 2017	Jan. 20, 2020	3.85	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000

Board and Committee Membership 2017		Attendance	Other Public Board Memberships
Board Audit Committee CCG Committee (Chair)		8 of 8 4 of 4 6 of 6	Chantrell Ventures Corp. Chemtrade Logistics Income Fund (Chairman) Metalex Ventures Ltd.

Page	15

Corporate Cease Trade Orders, Bankruptcies and Insolvencies

Except as disclosed below, as at the date of this Circular and within the 10 years before the date of this Circular, none of the Nominees:

(a)	is, or has been, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities  legislation that was in effect  for a period  of more than 30 consecutive days (an “Order”) while the Nominee was serving as a director or chief executive officer or chief financial officer of the relevant company;

(ii)
was the subject of an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and that resulted from an event that occurred while the Nominee was acting as a director, chief executive officer or chief financial officer of the company;

(iii)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets while the Nominee was serving as a director or executive officer of the relevant company or within a year of the Nominee ceasing to act in that capacity; or

(b)
has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Mr. Edwards, a director of the Company, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Gordon Pridham was the Chairman on the Board of CHC Student Housing Inc. (“CHC”) when CHC was subject to a management cease trade order that was in effect for more than 30 consecutive days. On May 5, 2017, the Ontario Securities Commission (“OSC”) issued a management cease trade order against the securities of CHC until CHC prepared and filed its annual audited financial statements, management’s discussion and analysis and related certifications for the period ended December 31, 2016. On July 4, 2017, the OSC revoked the management cease trade order after CHC filed all required records.

Penalties and Sanctions

To the Company’s knowledge, none of the Nominees has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Page	16

Additional Information regarding the Board

For additional information regarding the Company’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive & Director Compensation – Director Compensation” and “Statement of Corporate Governance Practices”.

Item 3 – Appointment of Auditor
Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLC, Chartered Accountants, Toronto, Ontario (“PwC”) as auditor of the Company to hold office until the close of the next annual meeting of the Company or until the auditor is removed from office or resigns. It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. PwC has been the Company’s auditor since August 17, 2015.

Unless authority to do so is withheld or in the absence of instruction to the contrary, the persons named in the accompanying proxy intend to vote FOR the re-appointment of PwC as auditor of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

Item 4 – Approval of Continuation, Amendment and Restatement of Shareholder Rights Plan
At the Meeting, shareholders will be asked to consider, and if thought advisable, to approve, with or without amendment, a resolution (the “Rights Plan Resolution”) approving the continuation, amendment and restatement of the shareholder rights plan of the Company. The text of the Rights Plan Resolution is attached as Schedule “A” hereto.

Background

The Company and Computershare Investor Services Inc. (the “Rights Agent”) entered into an agreement dated as of April 14, 2015 (the “Rights Plan Agreement”) to implement the Shareholder Rights Plan (the “Rights Plan”). The Rights Plan was confirmed by the shareholders of the Company at the annual and special meeting of shareholders held on April 14, 2015. The Board has approved an amended and restated shareholder rights plan (the “Amended Rights Plan”) that is to be governed by an agreement to be dated the date of the Meeting (the “Amended Rights Plan Agreement”), if the Rights Plan Resolution is approved at the Meeting.

Similar to the existing Rights Plan, the Amended Rights Plan is intended to ensure, to the extent possible, that shareholders and the Board have adequate time to consider and evaluate any unsolicited take-over bid and provide the Board with adequate time to identify, solicit, develop and negotiate alternatives to enhance shareholder value, including competing transactions that might emerge. The Amended Rights Plan discourages the making of certain take-over bids (e.g., that may be structured in such a way as to be coercive or discriminatory in effect) by creating the potential of significant dilution to any offeror who becomes the beneficial owner of 20% or more of the outstanding Common Shares. This potential is created through the issuance to all shareholders of contingent rights to acquire additional Common Shares at a significant discount to the then-prevailing market prices, which could, in certain circumstances, become exercisable by all shareholders other than the offeror and its joint actors. An offeror can avoid that potential by making a “Permitted Bid” (as defined in the Amended Rights Plan Agreement), negotiating with the Board to have the rights plan waived, or by applying to a securities commission to “cease trade” the rights issued under the rights plan if the Company cannot develop an auction. Any of these approaches will give the Board more control over such sale process and increase the likelihood of a better offer to the Company’s shareholders.

Page	17

Objectives of the Amended Rights Plan

Approval of the Amended Rights Plan is not being proposed in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Circular, the Board is not aware of any third party considering or preparing any proposal to acquire control of the Company. The primary objectives of the Amended Rights Plan are to ensure, in the context of a bid for control of the Company through an acquisition of the Common Shares, that shareholders have an equal opportunity to participate in a bid and lessen the pressure to tender typically encountered by a shareholder of an issuer that is subject to a bid and to ensure the Board is able to explore and develop alternatives for maximizing shareholder value, including implementation of the Company’s long-term strategic plans, as those may be modified by the Company from time to time.

The Amended Rights Plan in no way prohibits a change of control of the Company in a transaction that is fair and in the best interests of the Company. The rights of shareholders to seek a change in the management of the Company or to influence or promote action of management in a particular manner will not be affected by the Amended Rights Plan. The approval of the Amended Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of the Company.

In approving the Amended Rights Plan, the Board considered that while existing securities legislation has addressed many concerns of unequal treatment, there remains the possibility that control or effective control of an issuer may be acquired pursuant to a private agreement in which a small group of security-holders dispose of their securities at a premium to market price which premium is not shared with other security-holders. For example, a bidder could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price which is not shared with the other shareholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without payment of fair value for control or a fair sharing of a control premium among all security-holders. These are generally known as “creeping bids” or “exempt bids”. The Amended Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares, including those acquisitions that are not subject to the formal take-over bid rules under Canadian securities laws, to better ensure that shareholders receive equal treatment.

Summary of the Amended Rights Plan and Copy of the Amended Rights Plan Agreement

A summary of the key features of the Amended Rights Plan is attached as Schedule “B” hereto. All capitalized terms used in this section of the Circular and Schedule “B” have the meanings set forth in the Amended Rights Plan Agreement unless otherwise indicated. The complete text of the Amended Rights Plan Agreement is available on the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting- documents/. The complete text of the Rights Plan Agreement is available on SEDAR at www.sedar.com. Both the Rights Plan Agreement and the Amended Rights Plan Agreement are also available to any shareholder upon request to the Corporate Secretary of the Company. Shareholders wishing to receive a copy of the Rights Plan Agreement or the Amended Rights Plan Agreement should contact the Company by telephone at 416-848- 9503 or by facsimile at 1-866-401-3069, in both cases to the attention of the Corporate Secretary of the Company. The description of the Rights Plan, the Rights Plan Agreement, the Amended Rights Plan and the Amended Rights Plan Agreement contained herein is qualified in its entirety by the full text of the Rights Plan Agreement and the Amended Rights Plan Agreement, as applicable.

Page	18

General Impact of the Amended Rights Plan

It is not the intention of the Board, in approving the Amended Rights Plan, to secure the continuance of existing directors or management in office or otherwise entrench themselves, nor to avoid a bid for control of the Company in a transaction that is fair and in the best interests of the Company. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Schedule “B” hereto, shareholders may tender to a bid that meets the Permitted Bid criteria without triggering the Amended Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Common Shares in any exercise of its discretion to waive application of the Amended Rights Plan or redeem the Rights. In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Company. One of the purposes of the Amended Rights Plan is to prevent, to the extent possible, a creeping takeover bid of the Company to ensure that (i) every shareholder will have an equal opportunity to participate in such a bid, and (ii) all shareholders are treated fairly in connection with such a bid. The Amended Rights Plan seeks to discourage coercive or unfair creeping takeover bids by creating significant potential dilution of any Common Shares which may be acquired or held by a takeover acquirer if such Common Shares are not acquired in a manner permitted by the Amended Rights Plan.

The Amended Rights Plan does not preclude any shareholder from utilizing the proxy mechanism under the CBCA and securities laws to promote a change in the management or direction of the Company, or its Board, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Amended Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregation of holdings of institutional shareholders and their clients.

The Amended Rights Plan will not interfere with the day-to-day operations of the Company. The continuation of the Rights Plan does not in any way alter the financial condition of the Company, impede its business plans or alter its financial statements.

The Board believes that the dominant effect of the Amended Rights Plan will be to maximize the Company’s opportunity to enhance shareholder value, and ensure equal treatment of all shareholders in the context of a take-over bid for the Common Shares.

Differences between the Rights Plan and the Amended Rights Plan
On February 25, 2016, the Canadian Securities Administrators announced amendments (the “CSA Amendments”) effective May 9, 2016, to the minimum period a take-over bid must remain open for deposits of securities thereunder. The CSA Amendments extended the minimum period from 35 days to 105 days, with the ability of the target issuer to voluntarily reduce the period to not less than 35 days. Additionally, the minimum period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions. As a result, the key proposed substantive amendments to the Rights Plan are to extend the period of time a Permitted Bid or Competing Permitted Bid must remain open. To ensure the Permitted Bid and Competing Permitted Bid definitions in the Rights Plan remain aligned with the minimum period a take-over bid must remain open under applicable Canadian securities laws, the Amended Rights Plan contains the following amendments to the Rights Plan:

•
The definition of “Permitted Bid” in the Rights Plan has been amended to require that a Take-over Bid (as defined in the Amended Rights Plan), to be considered a Permitted Bid for purposes of the Amended Rights Plan, must contain, and be subject to, an irrevocable and unqualified condition that no Common Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the earlier of (i) the date 105 days following the date of the Take-over Bid and (ii) the last day of the initial deposit period that the Offeror must allow securities to be deposited under the Take-over Bid pursuant to National Instrument 62-104.

Page	19

•
The definition of “Competing Permitted Bid” in the Rights Plan has been amended to require that a Take-over Bid, to be considered a Competing Permitted Bid for the purposes of the Amended Rights Plan, must contain, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Common Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is the last day of the initial deposit period that the Offeror must allow securities to be deposited under the Take-over Bid pursuant to National Instrument 62-104.

The Amended Rights Plan contains revised definitions of: (i) “Acting Jointly or in Concert” in order to remove references to the voting of securities, which references some commentators view as possibly having a chilling effect on shareholder initiatives relating to the voting of shares on corporate governance matters, and therefore, in the view of such commentators, making the Rights Plan overly broad in application; and (ii) “Control” in order to remove a reference to equity interests, which reference some commentators view as possibly including entities that neither control nor are controlled by an offeror making a takeover bid, and therefore, in the view of such commentators, making the Rights Plan overly broad in application.

The Amended Rights Plan also contains revised definitions and provisions to ensure the Amended Rights Plan contains “new generation” features and is consistent with "new generation" shareholder rights plans recommended by proxy advisory firms. The following summary describes only certain key revisions and highlights certain key features proposed to be adopted in that regard.

•
“Partial Bids” to be allowed as “Permitted Bids” - Under the Shareholder Rights Plan, a take-over bid made for less than all of the Common Shares held by all shareholders other than the bidder (known as a “partial bid”) would not constitute a “Permitted Bid” and could trigger the Shareholder Rights Plan. This restriction on partial bids stemmed from the concern that a partial bid could be coercive to minority shareholders, unduly pressuring them to tender their shares into an inadequate partial bid in order to avoid remaining shareholders in a company that may be less valuable and less liquid post bid. As a result of the CSA amendments which will require first that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities held by persons other than the bidder, and second that where the minimum tender condition is satisfied the take-over bid must be extended for at least ten days, the coercive pressure on minority shareholders to tender into partial bids is significantly lessened and partial bids will effectively require majority independent shareholder support in order to succeed. As a consequence of this lessening of coercive pressure, the Amended Rights Plan does not require that a take-over bid be made for all of the Common Shares held by all shareholders other than the bidder in order to constitute a “Permitted Bid”.

•
The definitions of “Acquiring Person” and “Beneficial Ownership” in the Amended Rights Plan have been updated to minimize concerns that the Amended  Rights Plan may be inadvertently triggered  or triggered as a result of an overly-broad aggregation of holdings of institutional shareholders and their clients.

Page	20

•
The definitions of “Independent Shareholder” and “Beneficial Ownership” in the Amended Rights Plan has been updated to include a clear exemption for money managers, pension funds, mutual funds, trustees, and custodians who is not making and has not announced a current intention to make a take- over bid.

•	To include the standard exemption for a “permitted lock-up agreement”, including under the definition of “Beneficially Own”.

•
The definition of certain terms, including “Exempt Acquisition” and “Pro Rata Acquisition” have been revised to incorporate standard caps or limits on acquisitions by a Person in a manner that inadvertently permit acquisitions that should otherwise trigger the Amended Rights Plan.

•
The definitions of certain terms, including, “Beneficial Owner” and “Acting Jointly or in Concert”, have been revised to remove certain discretionary language that may be viewed as being open for interpretation by the Board or permitting the Board discretion to determine certain matters based on an interpretation rather than fact.

•	The Amended Rights Plan has been updated, where appropriate, to remove references to similar definitions in regulation

Certain provisions of the Amended Rights Plan have been amended to remove language that may be viewed as providing the Board with discretion to amend material provisions without shareholder approval or to exchange or redeem the rights or waive the Amended Right Plan’s application without shareholder approval.
Further, certain provisions of the Rights Plan have been revised in the Amended Rights Plan to reflect that the continuation of the Amended Rights Plan will be subject to review by holders of Common Shares at or prior to the annual meeting of such shareholders to be held in the 2021 calendar year.
Apart from the above-mentioned amendments and certain other non-substantive amendments of a “housekeeping” nature to permit greater clarity and consistency, the Amended Rights Plan is identical to the Rights Plan in all material respects.

Vote Required

The Company expects that the Amended Rights Plan will be conditionally approved by the TSX, subject to shareholder approval. The TSX and the terms of the Rights Plan Agreement require that the continuation of the Rights Plan, and amendment and restatement of the Rights Plan Agreement, must be approved by (i) a simple majority of the votes cast in favour of the Rights Plan Resolution by all shareholders, whether in person or by proxy, at the Meeting; and (ii) a simple majority of the votes cast in favour of the Rights Plan Resolution by the Independent Shareholders (as defined in the Rights Plan), whether in person or by proxy, at the Meeting. If the Rights Plan Resolution is passed at the Meeting, the Company and the Rights Agent will execute the Amended Rights Plan Agreement as of the date the resolution is passed and the Amended Rights Plan will come into effect. If the Rights Plan Resolution is not passed, the Rights Plan will become void and of no further force and effect, the Amended Rights Plan Agreement will not be executed and the Amended Rights Plan will not become effective and the Company will no longer have any form of shareholder rights plan.

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Recommendation of the Board of Directors

The Company has reviewed the Amended Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design. Based on its review, the Board has determined that it is advisable and in the best interests of the Company that the Company have in place a shareholder rights plan in the form of the Amended Rights Plan. Accordingly, the Board unanimously recommends that shareholders vote FOR the continuation of the Rights Plan as the Amended Rights Plan, and amendment and restatement of the Rights Plan Agreement as the Amended Rights Plan Agreement. On April 2, 2018, the Board resolved to authorize, subject to regulatory approval and approval by the shareholders at the Meeting, the entering into of the Amended Rights Plan Agreement. The Company has been advised that the directors and senior officers of the Company intend to vote all Common Shares held by them FOR the Rights Plan Resolution. In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution.

***

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STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION
In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company is required to disclose all direct and indirect compensation provided to certain executive officers and directors for, or in connection with, services they  provided  to  the  Company  in  the  previous  financial  year. Accordingly, set out below under the heading “Compensation Discussion and Analysis” are details of the executive compensation amounts provided to certain current and former executive officers and directors of the Company for services they have provided to the Company during the most recently completed financial year. Included in the disclosure set out below is a discussion and analysis of the significant elements of the compensation awarded to, earned by, paid to, or payable to certain current and former executive officers and directors of the Company. The objective of this disclosure is to provide insight into executive compensation decisions made by the Company during the most recently completed financial year.

In this section, the individuals in the “Summary Compensation Table” are referred to as the “named executive officers” or “NEOs”.

Compensation Discussion and Analysis

Overview of Executive Compensation Program
The Company’s overall strategic objective is to expand its production through the development of its own projects and consolidation of complementary projects. As part of its business strategy the Company is focused on:
(i)	executing operational targets (including safety, costs, production, and environmental);
(ii)	maintaining a strong financial position;
(iii)	enhancing value through project development and continuous improvement of its existing operations; and
(iv)	disciplined growth through additional, value‐enhancing, merger and acquisition opportunities.

The goal of the Company’s compensation program is to support the above strategic objectives by attracting, retaining and inspiring performance by members of senior management to further the future success and growth of the Company through competitive compensation, paying for performance, aligning compensation with the shareholders’ interests, and providing the flexibility necessary to accommodate the needs of the Company in changing business and market conditions.

In particular, the Company’s compensation program aims to support growth by rewarding:
(i)	individual skill and experience of executives;
(ii)	corporate and individual performance objectives; and
(iii)	long‐term appreciation of the Company’s share price.

Compensation Review Process
The Compensation & Corporate Governance Committee (“CCG Committee”) assists the Board in overseeing certain compensation and succession planning matters as well as fulfilling the corporate governance and director nominating responsibilities of the Company. The CCG Committee is composed of: Lorie Waisberg (Chair), Gordon Pridham, and Alex Davidson, each of whom is “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Each of the members of the CCG Committee has direct experience in the management and administration of compensation matters in their role as an executive officer or a board member. This experience has involved the planning and development of such programs and an analysis of competitive trends in compensation and pay for performance practices. Collectively, the attributes and experiences of the members ensure that the CCG Committee will function effectively in reviewing, assessing and recommending to the Board appropriate compensation and corporate governance policies and practices for the Company.

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The CCG Committee has the responsibility of maintaining awareness of competitive compensation practices and of reviewing and reporting to the Board, on at least an annual basis, recommendations on compensation packages for the executive officers and directors of the Company. The CCG Committee generally assumes responsibility for assisting the Board in respect of compensation policies for the Company, and in conjunction with the CEO, assessing the performance of the officers of the Company in fulfilling their responsibilities and meeting business objectives. The CCG Committee, following input from the Board, also annually assesses the performance of the CEO.

CCG Committee business includes a review of the attainment of performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including selection of the performance criteria, establishment of the performance targets, the participants in the executive incentive bonus programs, the percentage of a participants salary subject to an award and the establishment of individual and corporate objectives. The end-of-year meeting of the CCG Committee may also include a review and recommendation to the Board of proposed changes to base salary as well as the proposed grant of long term incentive awards comprised of time based share unit awards (“restricted share units” or “RSUs”) or stock options to acquire the Company’s Common Shares (“Options”) to eligible participants.

In conducting its review, the CCG Committee has regard to current compensation levels and practices including published industry surveys, independent reports and other publicly available data. The CCG Committee has also retained the services of an independent compensation consultant in connection with its review in 2018 to assist in fulfilling its responsibilities, with a view to ensuring that the compensation arrangements are supportive of the Company meeting its business objectives. The compensation arrangements are then reviewed by the CCG Committee having regard to the above mentioned practices and data as well as internal data and recommendations provided by the CEO. The CCG review of proposed compensation matters by the CCG Committee and the approval thereof by the Board (both of which are comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions. See “Board Committees - Compensation and Corporate Governance Committee” for further details on the responsibilities of the CCG Committee.

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Elements of Executive Compensation
The Company’s executive compensation program consisted of the following elements: (i) base salary; (ii) annual performance-based incentives; (iii) long-term compensation consisting of equity stock options and restricted share units; and (iv) medical and other benefits.

COMPENSATION ELEMENT	SUMMARY AND PURPOSE OF COMPENSATION ELEMENT
Base Salary
Base salaries form a central element of the Company’s compensation mix and are used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits. Base salaries are generally fixed and therefore not subject to uncertainty.

Annual Performance-Based Incentive
While base salaries are fixed, annual bonuses are tied to performance and are a variable component of compensation designed to reward NEOs for maximizing operating and financial performance of the Company. Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance. These bonuses are intended to capture quantitative and qualitative assessments of performance.

Longer Term Incentives - Stock Options and Restricted Share Units
The granting of stock options is a variable component of compensation intended to reward the Company’s executive officers and Directors for success in achieving sustained, long-term profitability and increases in stock value, and aligning interests with shareholders. Restricted share units are time based and may be granted to NEOs and other Company personnel. Share unit awards similarly align interests with shareholders and support long term Company objectives.

Other Compensation
The Company’s benefit plans provide financial coverage in the event of illness, disability or death. The Company’s executive employee benefit program includes life, medical, dental and disability insurance. At the Company’s operations, the Company has also paid other benefits to its senior staff including car and housing allowances.

Below is a description of why the Company currently chooses to pay each element of compensation and how the amount to be paid for each element is determined.

Base Salary

To ensure the Company will continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually in order to ensure they remain competitive for comparable companies and realities in the market. The CCG Committee reviews the recommendations of the CEO and recommends to the Board base salaries for executive officers taking into consideration the individual’s performance, contributions to the success of the Company, and internal equities among positions. No specific weightings are assigned to each of the above factors; instead a subjective determination is made based on a general assessment of the individual relative to such factors.

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Annual Performance Based Incentive

An important aspect of the compensation strategy is to encourage and recognize strong levels of performance by linking achievement of more specific short-term (i.e. yearly) goals such as the execution and implementation of the Company’s stated objectives and plans with variable compensation in the form of an annual bonus or short term incentive awards. The bonus can be expressed as a percentage of annual base salary with a maximum amount stipulated and is awarded at the discretion of the Board as recommended by the CCG Committee with input from the CEO. Target bonus awards currently range from 30% to 100% of the base salary of the executive team. The incentive bonus plan for the Company leadership team consists of a split of corporate and individual objectives comprising 60% and 40% of the bonus opportunity respectively.

Any bonuses awarded in early 2018 for 2017 performance were determined by considering a number of factors, including the following corporate performance factors (results in italics):
(i)	commence commercial production on the San Rafael mine by the end of Q3, 2017 and within budget of US$18 million – (3 months behind schedule but under budget at below US$17 million);

(ii)
total shareholder return – as measured against nine other comparable companies, excluding the impact of certain corporate events, with bonus opportunity measured on a sliding scale from 0-200% depending on the Company’s relative position at the end of 2017 – (2nd performer);[1]

(iii)	achieving guidance for silver production and “all-in” cost guidance – (achieved silver production guidance but not all-in sustaining cost guidance); [2]

(iv)	identify and acquire next phase of growth – (identified Zone 120 addition, increase in life of mine at San Rafael and significant increase in San Felipe resource); and

(v)	an overall 10% reduction in the company safety incidents as measured by reportable Lost Time Incident Frequency Rate – (achieved but consistency of application requires improvement).
A summary of bonus opportunity and the assessment for 2017 with respect to the Company’s corporate objectives is set forth below.

OBJECTIVES	CORPORATE					TOTAL
	Commence San Rafael commercial production within budget	Total Shareholder Return	Production/ Costs Guidance	Identify and acquire next phase of growth	Safety/ Compliance Metric
Bonus Opportunity	20%	15%	10%	10%	5%	60%
Assessment	10%	27%	5%	10%	3%	55%

1 The comparable companies used for 2017 were as follows: Almaden Minerals, Ltd., Avino Silver and Gold Mines Ltd., Endeavour Silver Corp., Excellon Resources Inc., Great Panther Silver Ltd., Kootenay Silver Inc., Santa Cruz Silver Mining Ltd., Sierra Metals Inc., Trevali Mining Corporation. These companies were chosen based on their similarities to the Company including size, stage of development, production, and location of operations.
2 The Company’s guidance for 2017 was production of 2.0-2.5 million silver ounces at all-in sustaining costs of less than or equal to $10.0 per ounce. Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS financial performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2017 year-end and quarterly MD&A.

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Individual objectives (40% of bonus opportunity) are intended to support the operational and strategic goals of the Company and may be subject to subjective determination as to their achievement by the CCG Committee and Board. Performance relative to these objectives is also expected to be qualitatively assessed in the context of circumstances and challenges arising throughout the year.

Actual bonus amounts were determined in reference to the ranges in the employment contracts of the NEOs. A summary of the target award percentages and the actual bonuses paid for 2017 for each NEO is set forth below. Note that, as a cash conserving measure, NEOs elected to receive 25% of awarded cash bonuses in the form of RSUs (which may be settled in either Common Shares or cash). The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs divided by the average closing price of the Common Shares for the five-trading days immediately preceding the date of grant and grossed up by a factor of 1.25 to reflect the added risk of deferral exposure to the stock price. The award agreements for deferred payment provide that the RSUs granted thereunder vest immediately but may be redeemed only on a future date but otherwise immediately in the event of a change in control of the Company or the termination or death of the executive officer. In the event of termination, vested, cash-settled RSUs may not be redeemed until the first and second anniversary dates of grant unless otherwise agreed by the CCG Committee. The CCG Committee retains discretion to at any time permit the acceleration of vesting or redemption dates (and resulting cash payment or exchange) as may be authorized by the Board.

TITLE	INDIVIDUAL ASSESSED (1)	CORPORATE ACHIEVEMENTS (2)	TOTAL ASSESSED (3)	CASH PAY- OUT (4)	DEFERRED AMOUNT (4)	RSUs GRANTED (5)
Total Corporate
CEO	31%	55%	86%	$161,434	$67,260	18,618
COO	28%	55%	83%	$81,971	$34,155	9,454
CFO	30%	55%	85%	$68,728	$28,637	7,928
SVP/CLO	29%	55%	84%	$63,674	$26,531	7,344
VP Technical Services	29.5%	55%	84.5%	$34,162	$14,234	3,940

(1)	Percentage assessed, of maximum 40% individual bonus opportunity.
(2)	Percentage assessed, as disclosed above, of maximum 60% of bonus opportunity.
(3)	Represents percentage of achievement of overall bonus opportunity, corporate (60%) and individual (40%).
(4)	All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.30 for 2017. Cash pay-out paid out in 2018.
(5)
Represents payment of deferred annual incentive bonus for 2017 issued as RSUs. The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs multiplied by 1.25 divided by the average closing price of the Common Shares for the five-trading day immediately preceding the date of grant.

Longer Term Incentives – Option Based Awards and Restricted Share Units

The long-term equity portion of executive compensation is designed to align the interests of executive officers with those of shareholders by encouraging equity ownership through awards of Options to purchase the Company’s Common Shares, to motivate executives and other key employees to contribute to an increase in corporate performance and shareholder value, and to encourage the retention of executive officers and other key employees by vesting Options over a period of time and in particular during difficult economic periods when salaries and bonuses are restricted by necessity.

The Amended and Restated Stock Option Plan (the “Stock Option Plan”) dated effective January 30, 2015, was approved by shareholders at the annual and special meeting of shareholders held on May 17, 2016. The Board may amend, suspend or terminate the Stock Option Plan or any portion thereof only in accordance with applicable legislation, and subject to any required stock exchange or shareholder approval. Certain amendments, including those of a clerical or “housekeeping” nature or to reflect changes in applicable law, may be made without further approval by shareholders. No amendment, suspension or termination can impair any outstanding Options without consent of the applicable participant. Options are only assignable upon the Participant’s death. The Company’s Stock Option Plan is available on SEDAR at www.sedar.com and has been posted onto the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting- documents/.

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The timing of the grant, and number of Common Shares made subject to option with respect to Options proposed to be granted by the Company to its executive officers is recommended by the CEO, reviewed and recommended (or revised, if thought appropriate) by the CCG Committee, and approved by a resolution of the Board. Consideration in determining option grants is given to, amongst other things, the total number of Options outstanding, current and future expected contribution to the advancement of corporate objectives by such individual, the position of the individual, tenure, and the status of previous option grants to such individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors. Grants of Options also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to the Company. The periodic consideration of such awards typically takes place annually early in the fiscal year. Options granted by the Board are priced at the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant.

Details of the Options granted in 2017 are as follows:
January 13, 2017 – 360,000 Options granted to independent directors (60,000/director) and 630,000 Options granted among officers and certain employees with an exercise price of $3.85; and

February 1, 2017 – 8,500 Options granted to a consultant with an exercise price of $4.42, approved by the Board for investor relations; and

August 2, 2017 – 60,000 Options granted to incoming independent director with an exercise price of $3.92.

The Options vest over a two-year period (1/3 upon grant, 1/3 on the first anniversary of the grant date and 1/3 on the second anniversary of the grant date) and expiring in three years. All such Options vest immediately upon a change of control of the Company or upon an applicable director ceasing to be on the Board in connection with a transaction involving the Company.

The Board adopted a restricted share unit plan (the “RSU Plan”) dated effective January 30, 2015 for cash only redemption of grants. The Board has amended the RSU Plan effective February 23, 2016 to allow for either cash redemption or security based redemption of the Company’s option, and the RSU Plan was approved by shareholders at the annual and special meeting of shareholders held on May 17, 2016. The above discussion on rationale and the granting process with respect to Options is generally applicable to RSUs. Currently the Company has granted RSUs in two situations: (i) as a retention measure to employees, particularly at the projects of the Company and its affiliates who may not participate in the Company’s stock option plan, with such grants typically vesting on the third anniversary of the date granted and settled in cash; and (ii) as a cash conservation measure, in lieu of annual incentive cash bonuses awarded to executive officers or corporate staff of the Company, with such grants vesting immediately but not fully redeemable until the first or second anniversary of the date of grant. The Board may amend the RSU Plan at its sole discretion subject to applicable legislation and subject to any required stock exchange or shareholder approval. Certain amendments, including those relating vesting, or of a clerical or “housekeeping” nature or to reflect changes in applicable law, may be made without further approval by shareholders. The Board must seek the approval of the Company’s shareholders certain matters, including: (i), an increase to the plan maximum; (ii), an amendment to the amendment provisions; (iii), extension to termination or expiry of an award; (iv), alteration of insider participation limits; (v), an amendment that would result in the modification of the eligibility requirements of the RSU Plan; and (vi), any amendment that permits the assignment or transfer of a RSU other than for estate planning. No amendment, suspension or termination can impair any outstanding RSUs without consent of the applicable participant. RSUs are only assignable upon the Participant’s death

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When vested, each RSU entitles the RSU Participant to receive, subject to adjustments as provided for in the RSU Plan, one Common Share or payment in cash for the equivalent thereof based on the weighted average trading price of the Common Shares on the five trading days immediately preceding the redemption date. The terms and conditions of vesting (if applicable) of each grant are determined by the CCG Committee at the time of the grant.

The deferred share unit plan (“DSU Plan”) dated effective July 1, 2015, was approved by shareholders at the annual and special meeting of shareholders held on May 17, 2016. The purpose of the DSU Plan is to promote a greater alignment of the interests between the participants and the shareholders of the Company. Similar to the RSU Plan, the Board has the sole discretion to amend the DSU Plan barring certain limitations, similar to those prescribed in the RSU Plan, which require shareholder approval. The benefits of the DSU Plan are only assignable upon the Participant’s death.

The Company may grant a maximum number of securities convertible into common shares equal to 10% of the then issued and outstanding Common Shares. These securities can be issued in the form of Options, RSUs, DSUs, or any combination thereof. As of the date hereof, the Company may grant a maximum number of securities up to 4,193,145 Common Shares, representing 10% of Common Shares outstanding. As of the date hereof, the Company has awarded outstanding securities of 3,677,931 options, 299,780 RSUs, and 128,742 DSUs representing approximately 8.77%, 0.71%, and 0.21% of the Common Shares outstanding respectively. The Company currently has a further 128,742 remaining securities available for grant representing approximately 0.31% of the Common Shares outstanding.

The following table sets forth the annual “burn rate” of the Stock Option Plan, the RSU Plan and the DSU Plan for each of the three most recently completed fiscal years, calculated using the TSX’s prescribed methodology:

		2017	2016	2015
Burn Rate(1)	Stock Option Plan	2.63%	2.34%	1.84%
	RSU Plan	0.23%	0.73%	0.23%
	DSU Plan	0.12%	0.30%	0.48%
(1) The above burn rates have been calculated using the new TSX prescribed methodology that became effective in October 2017 for TSX-listed issuers for fiscal years ending on or after October 31, 2017. Under that methodology, the burn rate is the number of awards granted in a fiscal year, expressed as a percentage of the weighted average number of common shares outstanding for the applicable fiscal year calculated in accordance with the CPA Canada Handbook.

In January 2015 a pool of 200,000 RSUs was approved by the Board for granting to Galena Complex personnel at the discretion of mine management in respect of 2015 performance and as a method of retention. These units vested on the third anniversary of grant. All other grants of RSUs have been in lieu of cash bonuses to be paid to executives and corporate staff. The 2016 grants are described in the section above Annual Performance Based Incentive.

The Board has determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs, combined with the number of Common Shares reserved for issuance under all security-based compensation arrangements of the Company (including the Company’s Stock Option Plan and deferred share unit plan), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

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Other Compensation – Benefits and Perquisites

The Company’s benefits plans provide financial coverage in the event of illness, disability or death. The Company also supports reasonable expenses in order that employees continuously maintain and enhance their skills and health in the interest of the Company. Benefit plans during the applicable period were provided to NEOs on largely the same basis as other employees in the applicable jurisdiction.

Summary Compensation Table
The following table sets forth the compensation awarded, paid to or earned by the Company’s NEOs during the fiscal year ended December 31, 2017.

Name and principal position	Year	Salary ($)(1)	Non-equity discretionary annual incentive plan(2)	Share- based awards(3)	Option-based awards(4)	All other compensation	Total Compensation
			($)	($)	($)	($)	($)
Darren Blasutti	2017	250,270	161,434	67,260	278,533	582	758,079
President, Chief	2016	246,212	169,886	93,438	216,465	521	726,522
Executive Officer	2015	254,162	Nil	147,583	90,810	357	492,912
and Director
Daren Dell	2017	219,467	81,971	34,155	181,937	582	518,112
Chief Operating	2016	211,174	84,529	46,491	121,827	521	464,542
Officer	2015	183,779	Nil	65,405	49,840	357	299,381
Warren Varga	2017	215,617	68,728	28,637	150,127	2,239	465,348
Chief Financial	2016	207,860	70,313	38,672	104,744	1,994	423,583
Officer	2015	215,060	Nil	77,783	51,431	1,370	345,644
Peter McRae	2017	202,141	63,674	26,531	133,847	1,886	428,079
SVP Corporate	2016	191,288	63,750	35,063	97,240	1,679	389,020
Affairs & CLO	2015	183,779	Nil	66,553	49,840	1,154	301,326
Shawn Wilson	2017	154,012	34,162	14,234	75,879	582	278,869
VP Technical	2016	56,818	11,932	4,972	25,158	19,167	118,047
Services
(1)	All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.28 for 2015, 1.32 for 2016, and 1.30 for 2017.
(2)	Amounts posted represent cash payment of annual incentive plan for 2017 with amount typically paid early in the following year.
(3)	Amounts posted represent value of RSUs granted in respect of the covered year.
(4)
Granted in respect of the covered year. The fair value  of option-based awards is determined  in accordance with  ‘IFRS 2 Share-based  payment’     of International Financial Reporting Standards (“IFRS”). The Company uses the Black-Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of  stock  options  granted  by  their  value  following  this  method.  This  value  is  equal  to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Share and option- based awards. Sums in this column are not cash but are fair market value of the Options granted on the date of grant.

Defined Benefit or Actuarial Plan Disclosure
The Company does not provide retirement benefits for its directors or officers at this time.

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Outstanding share-based awards and option-based awards
The following table sets forth information concerning all awards outstanding as of December 31, 2017 granted by the Company to NEOS. This includes awards granted in prior years.

OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the- money (1) options	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	C($)		C($)	(#)	C($)	C($)(2)
Darren Blasutti President and Chief Executive Officer	83,333	2.34	30/01/2018	186,666	Nil	Nil	353,109
	166,666	2.04	23/02/2019	423,332
	200,000	3.85	13/01/2020	146,000
Daren Dell Chief Operating Officer	50,000	2.34	30/01/2018	112,000	Nil	Nil	163,437
	83,333	2.04	23/02/2019	211,666
	125,000	3.85	13/01/2020	91,250
Warren Varga Chief Financial Officer	50,000	2.34	30/01/2018	112,000	Nil	Nil	171,636
	83,333	2.04	23/02/2019	211,666
	90,000	3.85	13/01/2020	65,700
Peter McRae SVP Corporate Affairs & CLO	16,666	2.34	30/01/2018	37,332	Nil	Nil	149,555
	83,333	2.04	23/02/2019	211,666
	75,000	3.85	13/01/2020	54,750
Shawn Wilson VP Technical Services	50,000	3.85	13/01/2020	36,500	Nil	Nil	8,977
(1)	Calculated based on the difference between $4.58, the closing price of the Common Shares on the TSX on December 31, 2017 and the exercise price.
(2)
Amounts represent vested RSUs granted to the NEOs as deferred payment of incentive awards. The RSUs are redeemable for Common Shares of the Company or cash (at the Company’s option). The market payout value is based on the closing price at December 31, 2017.

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Incentive Plan Awards-Value Vested or Earned During the Year
The following table sets forth, for each NEO, the value of all incentive plan awards  vested  or  earned  during the year ending December 31, 2017.

Name	Option-based awards-Value vested during the year(1)	Share-based awards-Value vested during the year(2)	Non-equity incentive plan compensation-Value earned during the year(3)
	C($)	C($)	C($)
Darren Blasutti President and Chief Executive Officer	200,555	258,171 (cash or share settled)	209,625
Daren Dell Chief Operating Officer	106,001	119,495 (cash or share settled)	106,448
Warren Varga Chief Financial Officer	106,001	125,492 (cash or share settled)	89,250
Peter McRae SVP Corporate Affairs & CLO	106,001	109,349 (cash or share settled)	82,688
Shawn Wilson VP Technical Services	Nil	6,563 (cash or share settled)	44,363
(1)
Calculated using the difference between the exercise price and the closing price of the Common Shares of the Company on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	The amounts posted represent RSUs granted to defer payment of an annual incentive bonus. The RSUs are either cash settled or settled either for cash or for Common Shares in the Company.
(3)	These amounts represent cash bonuses paid to the NEOs, relating to performance as determined at the discretion of the CCG Committee.

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Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares during the period commencing on December 31, 2012 and ending on December 31, 2017 with the cumulative total return of the S&P/TSX Composite Index during the same period:

	Dec-13	Dec-14	Dec-15	Dec-16	Dec-17	Mar-18
Company	$21	$22	$9	$28	$36	$33
S&P/TSX Composite Index	$109	$118	$105	$123	$130	$124
Market Vectors Junior Gold Miners ETF	$39	$30	$24	$40	$43	$41

During the period commencing on December 31, 2012 and ending on December 31, 2017, the Company’s cumulative shareholder return under-performed the total return of the S&P/TSX Composite Index during the same period. Other than starting in 2016, the NEOs compensation during the periods reported in this section was not based on the Company’s cumulative shareholder return during the same periods and, accordingly, bears no direct relationship to the trend shown in the above graph.

Termination and Change of Control Benefits
The Company has the following arrangements pursuant to employment agreements that provide for payments to an NEO at, following or in connection with termination and a change in control of the Company as of December 31, 2017.

CEO and other NEOs
If the current CEO, Mr. Blasutti is terminated (without cause) his agreement provides for (i) payment of salary earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to two times the then current years base salary and the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years; and (iii) in accordance with applicable policies and the Employment Standards Act, 2000 benefits coverage through the severance period (or payment in lieu thereof). The same payments will be made in the event of termination within 12 months of a change in control of the Company. Assuming the termination as noted above were to have occurred as of December 31, 2017 and a base salary of US$250,270, the total estimated incremental cash payment to be made would be US$727,636. The total estimated incremental cash payment for change of control includes any RSUs granted in place of annual incentive plan cash bonuses which may be redeemed immediately (in accordance with terms of grant).3 Any unvested Options at the time of the change in control will vest immediately (in accordance with terms of grant) and subject to the discretion of the Board will expire in accordance with the terms of the Stock Option Plan (i.e. generally 90 days after the date of termination).

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If any of the other NEOs is terminated (without just cause) their agreements provide for (i) payment of salary earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination;
(ii) a severance payment equal to one times the then current year’s base salary and the highest annual incentive bonus amount paid or owing in respect of the three previously completed fiscal years; and (iii) in accordance with applicable policies and governing law benefits coverage through the severance period (or payment in lieu thereof). The same payments will be made in the event of termination within 12 months of a change in control of the Company except that the severance payment will be based on between 1 to 1.5 times the then current year’s base salary and the highest annual incentive bonus amount paid or owing in respect of the three previously completed fiscal years (if applicable). Any unvested Options at the time of the change in control will vest immediately (in accordance with terms of grant) and subject to the discretion of the Board will expire in accordance with the terms of the Stock Option Plan (i.e., generally 90 days after the date of termination). In addition, any RSUs granted in place of annual incentive plan cash bonuses may be redeemed immediately (in accordance with terms of grant). Assuming a termination occurred as of December 31, 2017, the total estimated incremental cash payments to each of the NEOs would be as follows: Warren Varga - $419,415 (termination within 12 months of change in control) and $311,607 (termination without just cause), Daren Dell – $442,488 (termination within 12 months of change in control) and $332,754 (termination without just cause), Peter McRae - $390,097 (termination within 12 months of change in control) and $289,026 (termination without just cause), and Shawn Wilson – $200,143 (termination without just cause) and $200,143 (termination within 12 months of change in control). The incremental cash payment for change of control includes any RSUs granted in place of annual incentive plan cash bonuses which may be redeemed immediately (in accordance with terms of grant). 4

Director Compensation
The CCG Committee considers annually and makes a recommendation to the Board regarding the adequacy and form of directors’ compensation.
•	Currently all non-executive directors receive a monthly retainer of C$3,333 payable quarterly in arrears.
•	Directors asked to perform special assignments at the request of the CEO are to be paid at the rate of C$2,000/day.
•	Directors who are employees of the Company receive no additional compensation for serving on the Board.
•	Directors submit for reimbursement receipts for expenses that would reasonably be expected to be incurred by such director in carrying out his duties.
•
Effective July 1, 2016, the Board fees (referenced above) are paid quarterly in arrears, in: cash (up to 80% of the amount); and DSUs (at least 20% and up to 100% of the amount) at the discretion of each of the Directors.

3 In the event of termination, vested, cash settled, RSUs may not be redeemed until the anniversary dates referenced in the previous sentence unless agreed by the CCG Committee.
4 See the footnote above.

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The Company pays the Chairman of the Board an annual retainer of C $20,000. In  addition, the Company  paid annual retainer amounts to its directors for their service as chairs and members of then committees of the Board in such period, in the amounts and as set out below:

COMMITTEE	COMMITTEE CHAIRMAN C($)	OTHER COMMITTEE C($) C($)MEMBERS C($)
Audit Committee	15,000	7,500
Compensation & Corporate Governance Committee	7,500	5,000
Sustainability and Technical Committee	10,000	7,500
The following table sets forth the compensation awarded, paid to or earned, by the Company’s directors while serving as non-executive directors during the fiscal year ended December 31, 2017:

Director Compensation Table

Name of Director	Fees earned (cash)	Share- based awards(2)	Option-based awards(3)	Non-equity incentive plan compensation	All other compensation	Total
	($)(1)(2)	($)	($)	($)	($)	($)(1)
Alex Davidson	Nil	55,829	91,444	Nil	Nil	147,273
Alan Edwards	30,802	7,701	91,444	Nil	Nil	129,947
Peter Hawley	29,262	7,316	91,444	Nil	Nil	128,022
Bradley Kipp	Nil	42,353	91,444	Nil	Nil	133,797
Gordon Pridham	32,343	8,086	91,444	Nil	Nil	131,873
Lorie Waisberg	31,765	10,588	91,444	Nil	Nil	133,797
Manuel Rivera	8,926	3,825	88,144	Nil	Nil	100,895
(1)	All fees have been converted to U.S. funds using a conversion rate of 1.30.
(2)
Fees earned will be paid in cash or DSUs. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP price of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees owed.

(3)
The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of International Financial Reporting Standards (“IFRS”). The Company  uses the  Black-Scholes model  to  estimate fair value of stock options annually granted and is determined  by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Shares and option-based awards. Sums in this column are not cash but are fair market value of the Options granted and the date of grant.

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Directors’ Outstanding share-based awards and option-based awards
The following table sets forth information concerning all awards outstanding as of December 31, 2017 to non-executive directors of the Company. This includes awards granted in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised option	Option exercise price	Option expiration date	Value of unexercised in-the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed
	(#)	C($)		C($)	(#)	C($)	C($)(2)
Alex Davidson	33,333	2.34	30/01/2018	74,666	Nil	Nil	299,990
	41,666	2.04	23/02/2019	105,832
	60,000	3.85	13/01/2020	43,800
Alan Edwards	33,333	2.34	30/01/2018	74,666	Nil	Nil	189,731
	41,666	2.04	23/02/2019	105,832
	60,000	3.85	13/01/2020	43,800
Bradley Kipp	33,333	2.34	30/01/2018	74,666	Nil	Nil	267,454
	41,666	2.04	23/02/2019	105,832
	60,000	3.85	13/01/2020	43,800
Peter Hawley	33,333	2.34	30/01/2018	74,666	Nil	Nil	203,572
	41,666	5.70	24/05/2018	Nil
	41,666	2.04	23/02/2019	105,832
	60,000	3.85	13/01/2020	43,800
Gordon Pridham	33,333	2.34	30/01/2018	74,666	Nil	Nil	166,895
	41,666	2.04	23/02/2019	105,832
	60,000	3.85	13/01/2020	43,800
Lorie Waisberg	25,000	2.34	30/01/2018	56,000	Nil	Nil	180,631
	41,666	2.04	23/02/2019	105,832
	60,000	3.85	13/01/2020	43,800
Manuel Rivera	60,000	3.92	02/08/2020	39,600	Nil	Nil	5,821
(1)
Calculated based on the difference between $4.58, the closing price of the Common Shares on the TSX on December 31, 2017, and the exercise price of the options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)
Amounts represent DSUs granted to the directors as deferred payments of the directors’ annual retainer. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31, 2017.

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Directors’ Incentive Plan Awards-Value Vested or Earned During the Year
The following table sets out the aggregate dollar value that would have been realized by the directors of the Company if the options under the option-based award had been exercised on the vesting date during the most recently completed fiscal year ended December 31, 2017.

Name	Option-based awards- Value vested during the year(1)	Share-based awards-Value vested during the year(2)	Non-equity incentive plan compensation-Value earned during the year
	C($)	C($)	C($)
Alex Davidson	58,722	142,332	Nil
Alan Edwards	58,722	52,608	Nil
Bradley Kipp	58,722	116,618	Nil
Peter J. Hawley	58,722	54,314	Nil
Gordon Pridham	58,722	47,433	Nil
Lorie Waisberg	58,722	53,871	Nil
Manuel Rivera	Nil	5,821	Nil
(1)
Calculated using the difference between the exercise price and the closing price of the Common Shares on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)
Amounts represent DSUs granted to the directors as deferred payments of the director’s board fees. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31, 2017.

Risks Associated with the Company’s Compensation Policies and Practices
The CCG Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans. In particular, executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the Company’s performance. There are a number of elements of the compensation program that are intended to manage risk and discourage excessive risk taking by executives and senior managers including a balance of short, medium and long term incentives and the establishment of appropriate corporate, strategic and individual performance goals for incentive compensation as well as appropriate minimum thresholds and maximum (caps) for achievement if targets are exceeded (which prevents excessive payouts and acts as a disincentive against prudent risk taking). The CCG Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company. The Company’s Disclosure and Securities Trading Policy prohibits insiders from short selling calls and puts in respect of the future value of Company’s securities.

Share Ownership Policy for Directors and NEOs
The Company does not currently have a formal minimum share ownership policy for directors and NEOs. However, a minimum of 20% of each director’s remuneration is payable in DSUs thus ensuring that the interests of directors and shareholders are aligned.

***

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The Company has adopted the Stock Option Plan for directors, officers, employees and eligible service providers of the Company and its subsidiaries. For further details regarding the Stock Option Plan see under the heading “Compensation Discussion and Analysis – Elements of Executive Compensation – Longer Term Incentives – Option Based Awards and Restricted Share units”. The Company’s Stock Option Plan is available on SEDAR at www.sedar.com and has been posted to the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

The following table provides information on the Company’s Option and share based incentive plans as of December 31, 2017.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options C($)	Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved By Shareholders – Stock Option Plan	2,316,264	3.06	1,833,431
Equity Compensation Plans Approved By Shareholders – DSUs(1)	286,919	N/A	1,546,512
Equity Compensation Plans Approved By Shareholders – RSUs(2)	197,059	N/A	1,349,453
Total	2,800,242	3.06	1,349,453
(1)	DSUs granted as deferred payment of director’s annual retainer payments.
(2) RSUs granted as deferred payment of annual incentive bonus for officers.

***

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION
The Company carries directors’ and officers’ liability insurance for the directors and officers of the Company, to a maximum amount of $40,000,000. This policy is in effect until March 1, 2018 for an annual premium of
$233,670.

The Company’s by-laws provide for the indemnification of each director or officer of the Company, each former director or officer of the Company and each individual who acts at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity, subject to the provisions of the Canada Business Corporations Act. The Company has also entered into agreements evidencing its indemnity in favour of the foregoing persons.

***

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description reflects the current corporate governance policies of the Company, as reviewed by the CCG Committee and approved by the Board.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 Corporate Governance Guidelines (“Governance Guidelines”) establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders, and contribute to effective and efficient decision making. Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices, as set forth below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors and Independence from Management
The Board, in consultation with the CCG Committee, annually reviews the relationship between each director and the Company to determine if each director is or remains independent within the meaning of the Governance Guidelines. In accordance with applicable securities law seven Nominees are considered independent as follows:

NAME	RELATIONSHIP	REASON FOR NON-INDEPENDENT STATUS
Darren Blasutti	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer
Alex Davidson[1]	Independent	N/A
Alan R. Edwards	Independent	N/A
Peter Hawley	Independent	N/A
Bradley Kipp	Independent	N/A
Gordon Pridham	Independent	N/A
Lorie Waisberg	Independent	N/A
Manuel Rivera[2]	Independent	N/A
(1)	Chairman of the Board of Directors since May 2016.
(2)	Mr. Manuel Rivera became a Board member on August 2, 2017.

The Governance Guidelines state that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110 and also that compensation and nominating committees should be constituted entirely of independent directors. NI 52-110 provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship that could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. A “material relationship” is deemed to be present in the case of individuals that is, or has been, within the last three years, an employee or executive officer of the issuer (including subsidiaries). As such, Mr. Blasutti is not considered independent as a result of his position as CEO.

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The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. Every member, including the chair of each of the Company’s committees is an independent director and every committee charter provides for access to information respecting the Company and to officers, employees, external auditors and legal counsel of the Company. As well, each charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The CCG Committee is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

As well, to facilitate the Board operating independently of management, the following processes are in place:
(a)	as appropriate, members of management, including the President and CEO, are not present for the discussion and determination of certain matters;

(b)	the independent directors regularly meet in-camera without management or directors who are not independent being present. All meetings held in 2017 had in-camera sessions without management present;

(c)	under the Company’s Articles any one director may call a Board meeting;

(d)	the compensation of the President and CEO is considered independently by the CCG Committee at least annually; and

(e)	in addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate.

Performance Assessment
On a yearly basis, each member of the Board completes a questionnaire which includes, among other items, a careful examination of Board structure (including an assessment as to whether the Board as a whole possesses the right skills and background for the current issues facing the Company), Board meetings and their effectiveness, the quality and timing of information provided to the Board, preparedness for succession planning within the organization, the Board’s relationship with management, committee and Board effectiveness and strategy and metrics. The CCG Committee approves the content of each questionnaire and the Chair of the CCG Committee analyzes the feedback and presents it to the full Board, including the CEO.

Meetings of the Board and Committees of the Board
The Board typically meets formally a minimum a minimum of four times per year, including (i) in order to approve annual statements; (ii) in connection with the annual meeting of the Company’s shareholders; (iii) in order to review the annual budget; and (iv) a general corporate strategy meeting. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs that the Company faces from time to time. In 2017, the Board was required to meet or have calls on a more frequent basis as reflected below.

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The following table provides details regarding director attendance at  Board  and  committee meetings  held during the relevant time period (January 1, 2017 to December 31, 2017).

MEETINGS ATTENDED	BOARD OF DIRECTORS	AUDIT COMMITTEE	S&T COMMITTEE	COMPENSATION AND CORPORATE GOVERNANCE
Darren Blasutti	8 of 8
Alex Davidson	8 of 8		2 of 2	6 of 6
Alan Edwards	8 of 8		2 of 2
Peter Hawley	8 of 8		2 of 2
Bradley Kipp	8 of 8	4 of 4
Gordon Pridham	8 of 8	4 of 4		6 of 6
Manuel Rivera	2 of 3(1)
Lorie Waisberg	8 of 8	4 of 4		6 of 6
(1)	Since Mr. Rivera became a Director in August 2, 2017, he was eligible to attend only the remaining 3 Board meetings for the 2017 fiscal year.

Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Meetings of Independent Directors
Each meeting of the Board includes an in-camera session, whereby independent members may meet in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, all Board Committees are composed entirely of independent directors. All meetings held in 2017 had in-camera sessions without management present and there were no other Directors that were not independent.

Board Mandate
A copy of the Board’s written mandate, which was confirmed on December 15, 2016 (“Board Mandate”), which sets out the responsibilities and duties of the Directors as well as the Directors expectations of management, is available on the Company’s website at https://www.americassilvercorp.com/corporate/corporate-governance/ and is attached as Schedule “C” to this Circular.

The CCG Committee and the Board shall review and assess the adequacy of this Board Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange or NYSE American Stock Exchange or any stock exchanges on which the Company’s shares are listed.

Position Descriptions
The Board has developed a written position description for the Chairman as detailed in the Board Mandate. The Chair of each Board committee acts within the parameters set by their respective committee charters. The Board in conjunction with the CCG Committee and Mr. Blasutti, have developed a written position description for the President and CEO.

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Directorships
The following current and proposed directors of the Company presently serve as directors of other reporting issuers as follows:

DIRECTOR	REPORTING ISSUER
Darren Blasutti	Chantrell Ventures Corp.
Alex Davidson	Nulegacy Gold Corp., Orca Gold Inc., Capital Drilling Limited, and Yamana Gold Inc.
Alan R. Edwards	Entrée Resources Ltd., Mason Resources Corp., Rise Gold Corp. and Orvana Minerals Corp.
Peter Hawley	Scorpio Gold Corporation (Chairman) and Defiance Silver Corp. (Executive Chairman)
Bradley Kipp	N/A
Gordon E. Pridham	Newalta Corporation (Chairman), CHC Student Housing Inc. (Chairman), Orvana Minerals Inc. (Chairman) and Enertech Capital
Manuel Rivera	N/A
Lorie Waisberg	Chantrell Ventures Corp., Chemtrade Logistics Income Fund, and Metalex Ventures Ltd.
Orientation and Continuing Education
The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their election or appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s operations, projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and other governance policies, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s significant locations of operation. This informal process is considered to be appropriate given the Company’s size, current level of operations, and the ongoing interaction amongst the directors.

The skills and knowledge of the Board as a whole are such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector and involving mineral properties. It is the Company’s view that all current members of the Board are well-versed and educated in the factors critical to the success of the Company. Board members are encouraged to communicate with management, auditors and technical and other consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education. Reference is made to the table under the heading “Business of Meeting - Election of Directors” for a description of the current principal occupations of the members of the Board.

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Nomination of Directors
The CCG Committee will generally be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. When appropriate, the CCG Committee will retain an independent executive search firm to assist it in identifying prospective board candidates, as was done in 2017 prior to the appointment of Mr. Rivera. While no formal nomination procedure is in place to identify new candidates the Board and the CCG Committee does review the experience and performance of Nominees for the election to the Board. When required, the Board and the CCG Committee will meet to consider any vacancies on the Board or the desired size of the Board. Members of the Board are canvassed with respect to the qualifications of a potential candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that complement and enhance current management and Board composition. The Board also assesses any potential conflicts, independence or time commitment concerns the candidate may present.

Profile and Skills

The CCG Committee periodically reviews the current profile of the Board, including the average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity. The objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. The succession planning process may also involve the creation of a skills matrix, to help the CCG Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. The Board does not have a mandatory term limit or age limit policy. In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

Diversity

The Board recognizes that diversity leads to better and more informed decision-making and is an important attribute of well-functioning boards and senior management teams by bringing real value to their collective skills, perspective, insight and experience. In furtherance of this goal, in 2017 the Board considered and adopted for 2018 a formal board diversity policy (the “Diversity Policy”) to encourage the promotion of diversity. According to the Diversity Policy, in filling Board and executive officer vacancies, a minimum of one candidate considered for each applicable position will be a woman. This was also complied with during the last director search for the Company. No specific targets have been adopted for representation of women and there are currently no women on the Board or in executive officer positions. In considering the composition of the Board or executive management, emphasis will ultimately be based on ensuring the selection of the best qualified candidates given the needs and circumstances of the Board. There are a limited number of people that possess both the management experience and mining industry knowledge required to serve capably as public mining company directors and executive officers, including women.

In considering “diversity”, the Board will also consider any dimension that can be used to differentiate groups and people from one another, including the respect for and appreciation of differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Board, in consultation with the CCG Committee, will develop, where possible, additional measureable objectives and strategies to meet the objectives of this Diversity Policy, and the Board will be responsible for monitoring the progress of the objectives through evaluation and reporting.

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Risk Management
The Board has responsibility for oversight of management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility includes oversight in identifying and understanding the principal risks of the Company’s business (including, without limitation, strategic, operational, financial, compensation and regulatory risks). The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company’s financial disclosures. The CCG Committee is responsible for monitoring risks associated with the Company’s compensation policies and for effectiveness of the Company’s corporate governance policies. The S&T Committee is responsible for monitoring sustainability (including health, safety, environmental and social responsibility) risks and technical/operational risks associated with the Company’s mines and projects. The Board and its committees receive risk management updates from management provided at meetings of the Board or its committees throughout the year as necessary. Periodically, the Company plans to undergo a more extensive risk identification and analysis process, which will involve one-on-one interviews with applicable executive officers as well as other senior management employees and the general managers of certain operations. The Board undertook such a process in 2017. The results of the interviews will be reviewed and analyzed by the Company’s executive management team and Board. Following consideration of the information provided by management, the Board will provide feedback and make recommendations, as needed.

Ethical Business Conduct
The Company has a written Code of Business Conduct and Ethics as reapproved December 15, 2016 (the “Code”) which is designed to provide guidance on the conduct of the Company’s business in accordance with high ethical standards. A copy of the Company’s Code of Ethical Business Conduct is available on the Company’s website, www.americassilvercorp.com and on the Company’s SEDAR profile at www.sedar.com.

All directors, officers and employees are expected to comply with the Code and will sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

Consistent with the provisions of the Code, directors and senior officers are bound by the provisions of the Canada Business Corporations Act which contains provisions relating to conflicts of interest. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

In the unlikely event of a waiver, any such waivers of the Code for directors or NEOs must be approved by the Board or the CCG Committee and such waiver will be promptly disclosed as required by law.

Shareholder Engagement
The Company is committed to regular, transparent and active communication with its shareholders. Throughout the year, members of the Company’s management team regularly engage with shareholders to ensure that the Company is addressing their questions or concerns. In 2018, this is to be achieved by the Company through, among other things, holding regular quarterly earnings conference calls that any shareholder may access and which are available on the Company’s website, as well as arranging for one-on- one meetings with its institutional shareholders on a regular basis, with such meetings being conducted in accordance with the Company’s Disclosure Policy. Throughout the year the Company’s NEOs from time to time also meet with representatives of both current institutional shareholders as well as potential investors to discuss, among other things, the Company’s business strategy, financial performance, governance practices, executive compensation, and various other matters. Those members of management also regularly attend and participate in analyst meetings and industry and investment community conferences. Management discusses with the Board any material concerns raised by its shareholders. The Company has had success engaging with its shareholders to understand their questions or concerns, and remains committed to these efforts on an ongoing basis.

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Whistleblower Policy
The Board has adopted a Whistleblower Policy, which was confirmed on December 15, 2016 that establishes procedures for (i) the receipt, retention, investigation and treatment of complaints received by the Company regarding violations of the Code or accounting, internal accounting controls, auditing matters; and (ii) submission by company personnel and others of complaints regarding such reportable activities on a confidential basis. A copy of the Company’s Whistleblower Policy is available on the Company’s website: www.americassilvercorp.com.

Corporate Disclosure and Securities Trading Policy
The Board has adopted a Corporate Disclosure and Securities Trading Policy, which was confirmed on December 15, 2016 a copy of which is available on the Company’s website: www.americassilvercorp.com. The policy is intended to help to ensure that the Company and Company personnel comply with these requirements by setting out procedures and guidelines for:
•	Dealing on a day-to-day basis with the Company’s material non-public and/or confidential information;
•	Communicating with all market participants; and
•
Restricting trading by Company personnel in securities of the Company and other issuers in respect of which Company personnel may receive material, non-public information while representing the Company, if the Company personnel is in possession of material, non-public information.

Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to the ethical business conduct of the Company’s personnel.

Board Committees
To assist it in exercising its responsibilities, the Board has established three standing committees of the Board effective January 30, 2015: the Audit Committee, the CCG Committee (compensation & corporate governance committee) and a Sustainability and Technical Committee (the “S&T Committee”). The Board may establish other standing committees from time to time as it considers appropriate.  Each  committee is governed by a written charter as referenced below. At  a  minimum,  each  charter  clearly  establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter will be reviewed by the Board (or the CCG Committee) annually. The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

Compensation and Corporate Governance Committee
The CCG Committee is currently comprised of Lorie Waisberg (Chair), Alex Davidson and Gordon Pridham, all of whom are independent directors. The role of the CCG Committee is to assist the Board in fulfilling its corporate governance and director nominating responsibilities as well as overseeing certain compensation and succession planning matters. The CCG Committee is governed by its charter, a copy of which is available on the Company’s website: www.americassilvercorp.com.

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Audit Committee
The Audit Committee is responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The members of the Audit Committee are Bradley Kipp (Chair), Lorie Waisberg and Gordon Pridham, all of whom are “independent” directors as defined in NI 52-110. Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company’s financial statements.

Information and disclosure relating to the Company’s audit committee as required under NI 52-110F is available on page 56 to the Company’s Annual Information Form dated March 5, 2018 and is available under the Company’s profile at www.sedar.com. The Audit Committee Charter is available on the Company’s website: www.amreicassilvercorp.com.

Sustainability and Technical Committee
The S&T Committee is currently comprised of Alan Edwards (Chair), Alex Davidson and Peter Hawley. All members are “independent” directors as defined in NI 52-110. The role of the S&T Committee is to assist Board in reviewing sustainability matters, including environmental, health, safety and technical and operational matters and programs and overseeing the Company’s performance in such areas. The S&T Committee Charter is available on the Company’s website: www.americassilvercorp.com.

***

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
No director or officer or any associate or affiliate of any such  director or officer is, or at any time during  the recently completed financial year was, indebted to the Company, for other than routine indebtedness.

***

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as described herein no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

***

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ADDITIONAL INFORMATION
Additional information relating to the Company can be found under the Company’s profile at www.sedar.com including the Company’s Annual Information Form. Additional financial information is provided in the Company’s annual Financial Statement for the fiscal year ended December 31, 2017,  the notes appended thereto and in Management’s Discussion  and  Analysis  for the  fiscal  year ended December 31, 2017 which can be obtained upon request to the Company or by going to the Company’s profile at www.sedar.com. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

Reference to our website is included in this Circular as an inactive textual reference only. Except for the documents specifically incorporated by reference into this Circular, information contained on our website is not incorporated by reference in this Circular and should not be considered to be a part of this Circular.

***

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BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Company and made available to each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED this 2nd day of April, 2018.
BY ORDER OF THE BOARD

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

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FORWARD-LOOKING STATEMENTS

Statements contained in this Circular that are not current or historical factual statements may constitute forward‐looking information or forward‐looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this Circular that address activities, events or developments in the future, including without limitation that the Company expects or anticipates will or may occur statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements are or involve forward‐looking statements. Although forward‐ looking statements contained in this Circular are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward‐looking statements, and management’s assumptions may prove to be incorrect. Generally, forward‐looking statements can be identified by the use of forward‐looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. All such forward‐ looking statements are subject to important risks, uncertainties and assumptions. These statements are forward‐looking because they are based on current expectations, estimates and assumptions. It is important  to  know  that:  (i)  unless otherwise indicated, forward‐looking statements in this Circular and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward‐looking statements in this Circular and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward‐looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward‐looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward‐looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward‐looking statements in this Circular.

Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, including the Company’s Annual Information Form dated March 5, 2018, which filings are available at www.sedar.com.

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 SCHEDULE “A”
TEXT OF RESOLUTION REGARDING THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

BE IT RESOLVED THAT:

1.
The shareholder rights plan of the Company be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made effective as of May 15, 2018 between the Company and Computershare Investor Services Inc. (the “Rights Agent”), which amends and restates the Shareholder Rights Plan Agreement dated April 14, 2015 between the Company and the Rights Agent (the “Rights Plan Agreement”) and continues the rights issued under the Rights Plan Agreement, is hereby approved; and

2.
Any director or officer of the Company is hereby authorized to do all such things and execute all such agreements, instruments, certificates and other documents and to do all such acts or things as such director or officer may determine to be necessary or desirable in connection with or to otherwise facilitate and give effect to the above resolution, the execution and delivery of such agreements, instruments, certificates and other documents or the doing of such acts or things being conclusive evidence of such determination.

***

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 SCHEDULE “B”

SUMMARY OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

The following is a summary of key features of the Amended Rights Plan. The summary is qualified in its entirety by the full text of the Amended Rights Plan Agreement, a copy of which is available on www.sedar.com or also on request from the Corporate Secretary of the Company as described in the Circular. All capitalized terms used in this summary without definition have the meanings attributed to them in the Amended Rights Plan unless otherwise indicated.

(a)	Issuance of Rights

One Right will be issued by the Company for each Common Share outstanding at the close of business of the date that the Amended Rights Plan comes into effect, and one Right will be issued and will continue to be issued for each Common Share of the Company after such date and prior to the earlier of the Separation Time and the Expiration Time.

Each Right entitles the registered holder thereof to purchase from the Company one Common Share at the exercise price equal to five times the Market Price of the Common Shares, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price.

The Company is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Amended Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board may take such actions as it may deem appropriate to ensure compliance.

(b)	Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (“Convertible Securities”) convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

(c)	Separation Time

The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) (the “Stock Acquisition Date”), which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person or such later date as may from time to time be determined by the Board; (ii) the date on which the Company first becomes aware of the facts that indicate that any Person has become an Acquiring Person.

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The Separation Time can be such later date as may from time to time be determined by the Board and, if required, approved by shareholders. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d)	Acquiring Person

In general, an (“Acquiring Person”) is a Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Company and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of an acquisition or redemption by the Company of Voting Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of Permitted Bid Acquisition, Exempt Acquisition, Convertible Security Acquisition and Pro Rata Acquisition are set out in the Amended Rights Plan. However, in general:

(i)	a (“Permitted Bid Acquisition”) means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)
an (“Exempt Acquisition”) means an acquisition of Voting Shares: (i) in respect of which the Board has waived the application of the Amended Rights Plan; (ii) which was made pursuant to a dividend reinvestment plan of the Company; (iii) which was made pursuant to the receipt or exercise of rights issued by the Company to all the holders of Voting Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Voting Shares or Convertible Securities (provided that such rights are acquired directly from the Company and not from any other Person and provided that the Person does not hereby acquire a greater percentage of Voting Shares or Convertible Securities so offered than the Person’s percentage of Voting Shares or Convertible Securities Beneficially Owned immediately prior to such acquisition); (iv) which was made pursuant to a distribution by the Company of Voting Shares or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Voting Shares or Convertible Securities so offered than the percentage Beneficially Owned immediately prior to such acquisition); (v) which was made pursuant to a distribution by the Company of Voting Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of stock options granted under a stock option plan of the Company or rights to purchase securities granted under a share purchase plan of the Company; or

(vi) which is made pursuant to an amalgamation arrangement, merger or other statutory procedure requiring approval of the Company’s shareholders;

(iii)	a (“Convertible Security Acquisition”) means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition,
Exempt Acquisition or a Pro Rata Acquisition; and

(iv)
a (“Pro Rata Acquisition”) means an acquisition as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class.

Also excluded from the definition of Acquiring Person are underwriters or members of a banking or selling group, acting in such capacity, who are acting in connection with a distribution of securities by way of prospectus, registration statement or private placement.

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(e)	Beneficial Ownership

General

In general, a Person is deemed to have (“Beneficial Ownership”) of securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Amended Rights Plan. Included are holdings by the Person’s Affiliates (generally, a Person that controls, is controlled by, or under common control with another Person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire (i) upon exercising Convertible Securities or (ii) within 60 days pursuant to any agreement, arrangement or understanding (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities; or (2) pursuant to a pledge of securities in the ordinary course of business).

A Person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”). Generally, a Person is a Joint Actor with any Person who (i) is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof to acquire or offer to acquire Common Shares or (ii) is an Associate or Affiliate of the first Person or any Person referred to in (i).

Institutional Shareholder Exemptions from Beneficial Ownership

The definition of Beneficial Ownership contains several exclusions whereby a Person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person, including, the acquisition or holding of securities for non-discretionary accounts held on behalf of a client by a broker or dealer registered under applicable securities laws; (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Plan”) registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; (v) a Crown agent or agency; (vi) a manager or trustee (“Manager”) of a mutual fund (“Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Company or by means of ordinary market transactions.

A Person will not be deemed to Beneficially Own a security solely because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or solely because such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or solely because such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security.

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Exemption for Permitted Lock-up Agreement

Under the Amended Rights Plan, a Person will not be deemed to Beneficially Own any security solely because the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or such Person’s Affiliates or Associates or a Joint Actor (a “Lock-Up Bid”), or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person’s Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.

A (“Permitted Lock-up Agreement”) is essentially an agreement between a Person and one or more holders of Voting Shares and/or Convertible Securities (the terms of which are publicly disclosed and a copy of which is made available to the public within the time frames set forth in the definition of Permitted Lockup Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to the Lock-up Bid and which further (i) permits the Locked-up Person to withdraw its Voting Shares and/or Convertible Securities in order to deposit or tender the Voting Shares and/or Convertible Securities to another Take-over Bid or support another transaction at a price or value that exceeds the price under the Lock-Up Bid; or (ii) permits the Locked-up Person to withdraw its Voting Shares and/or Convertible Securities in order to deposit or tender the Voting Shares and/or Convertible Securities to another Take-over Bid or support another transaction at an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a specified amount and that does not provide for a specified amount greater than 7% of the offering price in the Lock-up Bid. The Amended Rights Plan therefore requires that a Person making a Take-Over Bid structure any lock-up agreement so as to provide reasonable flexibility to the locked-up shareholder in order to avoid being deemed the Beneficial Owner of the Voting Shares and/or Convertible Securities subject to the lock-up agreement and potentially triggering the provisions of the Amended Rights Plan.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares and/or Convertible Securities so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares and/or Convertible Securities during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement, no break up fees, top up fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked- up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid or withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit such Common Shares and/or Convertible Securities to another Take-Over Bid or support another transaction.

(f)	Flip-in Event

A Flip-in Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs (see “Redemption, Waiver and Termination”), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a Joint Actor (or a transferee of any such Person), which Rights will become null and void) shall constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms of the Amended Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is $25 and the Market Price of the Common Shares is $5, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $50 (that is, ten Common Shares) for $25 (that is, a 50% discount from the Market Price).

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(g)	Permitted Bid and Competing Permitted Bid

A “Permitted Bid” is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:
(i)	the Take-over Bid is made to all holders of record of Voting Shares, other than the Offeror;

(ii)	the Take-over Bid contains irrevocable and unqualified conditions that:

A.
no Common Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the earlier of (1) the date 105 days following the date of the Take-over Bid and (2) the last day of the initial deposit period that the Offeror must allow securities to be deposited under the Take- over Bid pursuant to NI 62-104;

B.
unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take- up or payment for Voting Shares and all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

C.
more than 50% of the outstanding Voting Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

D.
in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take- over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

A “Competing Permitted Bid” is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not necessarily required to remain open for 105 days so long as it is open until the close of business on the date that is the last day of the initial deposit period that the Offeror must allow securities to be deposited under the Take-over Bid pursuant to NI 62-104.

(h)	Redemption, Waiver and Termination

(i)
The Board, acting in good faith, may, with the prior approval of holders of Common Shares or of the Holders of Rights given in accordance, as applicable, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right (subject to certain adjustment for anti-dilution measures) (the “Redemption Price”).

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(ii)
Waiver of Inadvertent Acquisition. The Board acting in good faith may waive or agree to waive the application of the Amended Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board has determined that a Person became an Acquiring Person under the Amended Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver the Person is no longer an Acquiring Person.

(iii)
Deemed Redemption. In the event that a Person who has made a Permitted Bid or a Take- over Bid in respect of which the Board has waived or is deemed to have waived the application of the Amended Rights Plan consummates the acquisition of the Common Shares, the Board shall be deemed to have elected to redeem the Rights at the Redemption Price.

(iv)
Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board acting in good faith may, prior to the occurrence of a Flip-in Event as to which the Amended Rights Plan has not been waived under the applicable clause, upon prior written notice to the Rights Agent, waive the application of the Amended Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares. However, if the Board waives the application of the Amended Rights Plan, the Board shall be deemed to have waived the application of the Amended Rights Plan in respect of any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted.

(v)
Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board acting in good faith may, with the prior approval of the holders of Common Shares, determine, at any time prior to the occurrence of a Flip-in Event as to which the application of the Amended Rights Plan has not been waived, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Amended Rights Plan to such Flip-in Event. In the event that the Board proposes such a waiver, the Board shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such a waiver.

(vi)
Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price.

If the Board is deemed to have elected or elects to redeem the Rights as described above (and such redemption is approved by shareholders or holders of Rights, as required), the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Company will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

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(i)	Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(a)
if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, divided reinvestment plan or a dividend payable in Common Shares in lieu of a regular periodic cash dividend) on the Common Shares,

(b)	a subdivision or consolidation of the Common Shares,

(c)
an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation; or

(d)
if the Company fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants.

(j)	Supplements and Amendments

The Company may make amendments to correct any clerical or typographical error or which are necessary to maintain the validity of the Amended Rights Plan Agreement as a result of any change in any applicable legislation, rules or regulation. Any changes made to maintain the validity of the Amended Rights Plan shall be subject to subsequent confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

Subject to the above exceptions, any amendment, variation or deletion of or from the Amended Rights Plan Agreement and the Rights is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

Under the Amended Rights Plan Agreement, such required approval of the holders of Common Shares regarding any such amendment, variation or deletion shall be deemed to have been given if authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders at a meeting of the holders of Common Shares in compliance with the Amended Rights Plan Agreement.

Under the Amended Rights Plan Agreement, such required approval of the holders of Rights regarding any such amendment, variation or deletion shall be deemed to have been given if authorized by the affirmative vote of a majority of the votes cast by the holders of Rights at a meeting of such holders in compliance with the Amended Rights Plan Agreement.

The Board reserves the right to alter any terms of the Amended Rights Plan Agreement or not proceed with the Amended Rights Plan at any time prior to the Meeting if the Board determines that it would be in the best interests of the Company and its shareholders to do so, in light of subsequent developments.

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(k)	Expiration

If the Rights Plan Resolution is passed at the Meeting, the Company and the Rights Agent will execute the Amended Rights Plan Agreement as of the date the resolution is passed and the Amended Rights Plan will come into effect and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Amended Rights Plan) and the termination of the annual meeting of the shareholders in the calendar year 2021 unless at or prior to such meeting the Company’s shareholders ratify the continued existence of the Amended Rights Plan on the basis described below, in which case the Amended Rights Plan would expire at the earlier of the Termination Time and the termination of the annual meeting of the Company’s shareholders in the year that is three years after the year in which such ratification occurs.

At or prior to the annual meeting of the shareholders of the Company in the calendar year 2021, provided that a Flip-in Event (as defined in the Amended Rights Plan) has not occurred prior to such time, the Board shall submit a resolution ratifying the continued existence of Amended Right Plan to: (a) the Independent Shareholders (as defined in the Amended Rights Plan) for their consideration and, if thought advisable, approval; and (b) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by the Independent Shareholders and, if the approval of all holders of Common Shares is required pursuant clause (b) of the immediately preceding sentence, the majority of the votes cast by all holders of Common Shares who vote in respect of such resolution are voted in favour of the continued existence of the Amended Rights Plan, the Board shall, immediately upon the confirmation by the chair of such shareholders’ meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights issued and outstanding under the Rights Plan.

***

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SCHEDULE “C”
BOARD MANDATE

AMERICAS SILVER CORPORATION

1.	Role and Objectives

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of Americas Silver Corporation (the “Company”). The Board of Directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business and the underlying value of the Company.

2.	Director Responsibilities

(a)
Oversee Management of the Company – The principal responsibility of the Board is to oversee the management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility requires that the Board attend to the following:

(i)
Review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of the business;

(ii)	Evaluate the performance of the Company, including the appropriate use of corporate resources;

(iii)	Evaluate the performance and integrity of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;

(iv)	Implement senior management succession plans;

(v)	Establish the Company’s compensation programs and approve compensation matters relating to senior executive officers (i.e. the Chief Executive Officer (the “CEO”) and direct reports to the CEO);

(vi)
Establish a corporate environment that promotes timely and effective disclosure (including appropriate controls), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

(vii)	Oversee the Company’s communication and disclosure policy;

(viii)	Oversee the Company’s auditing and financial reporting functions;

(ix)	Oversee the Company’s internal control and management information systems;

(x)	The identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;

(xi)	Review and decide upon material transactions and commitments;

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Americas Silver Corporation	Board Mandate

(xii)
Develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;

(xiii)	Provide assistance to the Company’s senior management, including guidance on those matters that require Board involvement; and

(xiv)	Evaluate the overall effectiveness of the Board and its committees.

(b)	Chair of the Board – Responsibilities of the Chair of the Board include but are not limited to:

(i)	Providing leadership to the Board with respect to its functions as described in this Mandate;

(ii)	Chairing meetings of the Board, including in camera sessions, unless not present;

(iii)	Ensuring that the Board meets on a regular basis and at least quarterly;

(iv)	Establishing a calendar for holding meetings of the Board;

(v)	In conjunction with the CEO, establishing the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;

(vi)	Ensuring that Board materials are available to any director on request;

(vii)	Fostering ethical and responsible decision making by the Board and its individual members;

(viii)	Ensuring that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently;

(ix)	Facilitating effective communication between members of the Board and management; and

(x)	Attending each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

(c)
Exercise Business Judgment – In discharging their duties directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Company and its shareholders free from personal interests. In discharging their duties, the directors normally are entitled to rely on the Company’s senior executives, other employees believed to be responsible, and its outside advisors, auditors and legal counsel, but also should consider second opinions where circumstances warrant. Nothing contained in this Mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company.

(d)
Understand the Company and its Business – With the assistance of the management, directors are expected to become and remain informed about the Company and its business, properties, risks and prospects.

(e)
Establish Effective Systems - Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company and receiving feedback from Company stakeholders.

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Americas Silver Corporation	Board Mandate

(f)
Protect Confidentiality and Proprietary Information – Directors are responsible for establishing policies that are intended to protect the Company’s confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

(g)
Board, Committee and Shareholder Meetings – Directors are responsible for adequately preparing for and attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities.

(h)
Indemnification – Directors are entitled to Company-provided indemnification through corporate articles and by-laws, corporate statutes, indemnity agreements and, when available on reasonable terms, directors’ and officers’ liability insurance.

3.	Director Qualification Standards

(a)
Independence – The Board will ensure that it has at all times at least the minimum number of directors who meet applicable standards of director independence. The Board will determine independence on the basis of (i) applicable legal and stock exchange requirements and (ii) being satisfied that the director does not have, directly or indirectly, a financial, legal or other relationship with the Company that, in the Board’s judgment, would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

(b)
Size, Skills and Diversity of Board – The Board believes that a Board comprised of 3 to 10 members is an appropriate size given the Company’s present circumstances. The Board will consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director. The Board will also consider the level of representation of women on the Board, and in addition to gender diversity may also favorably consider diversity of race, nationality or other attributes in the assessment of Board composition.

(c)
Other Directorships – The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, provided they do not reduce a director’s effectiveness, or result in a continuing conflict of interest.

(d)
Tenure – The Board does not believe it should establish director term limits, although the length of service of each director will be considered. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the Compensation and Corporate Governance Committee will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Company to replace directors where, upon recommendation of the Compensation and Corporate Governance Committee, the Board makes a determination in that regard.

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Americas Silver Corporation	Board Mandate

(e)
Separation of the Offices of Chair and CEO – The Board will select a Chair of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection. The Board believes the offices of Chair of the Board and the CEO should not be held by the same persons.

(f)
Selection of New Director Candidates – Except where the Company is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Compensation and Corporate Governance Committee will be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. The Compensation and Corporate Governance Committee’s recommendations will be considered by the Board but the recommendations are not binding upon it.

(g)	Extending the Invitation to a New Director Candidate to Join the Board – An invitation to join the Board will be extended by the Chair of the Board when authorized by the Board.

(h)
Majority Voting in Director Elections Policy – If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of such nominee at any meeting of the Company’s shareholders to elect directors, other than a contested meeting, such director nominee shall submit his or her resignation promptly after the meeting, effective upon acceptance by the Board pursuant to the Company’s Majority Voting in Director Elections Policy.

4.	Director Orientation and Continuing Education

(a)
Director Orientation – The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s significant locations of operation.

(b)
Continuing Education – To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education.

5.	Director’s Access to Management and Independent Advisors

(a)
Access to Officers and Employees – All directors have, at all reasonable times and on reasonable notice, full and free access to officers and employees of the Company as may be required in connection with their duties. Any meetings or contacts that a director wishes to initiate should normally be arranged through the CEO, the Chief Financial Officer or the General Counsel. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communication with employees of the Company.

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Americas Silver Corporation	Board Mandate

(b)
Access to Independent Advisors – The Board or its board committees may engage outside advisors at the expense of the Company as deemed necessary in the circumstances to carry out their duties. The engagement of the outside advisor should, in most circumstances, be coordinated through the Chair and the CEO, and be subject to Board approval.

6.	Board Meetings

(a)
Powers Exercised by Resolution – The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all thedirectors.

(b)
Selection of Agenda Items – In conjunction with the CEO, the Chair of the Board shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for that meeting.

(c)
Frequency and Length of Meetings – The Chair of the Board, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings; however, the ultimate power in this regard rests with the Board. Special meetings may be called from time to time as required to address the needs of the Company’s business.

(d)
Advance Distribution of Materials – Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time-sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable.

(e)	Executive Session of Independent Directors – At least one executive session of independent directors will be held on an annual basis.

(f)
Lead Director – A Lead Director may be elected annually at the first meeting of the Board following the shareholders meeting. This role is normally filled by the Chair. At any time when the Chair is an employee of the Company, the non-management directors shall select an independent director to carry out the functions of a Lead Director. This person would chair regular meetings of the non-management directors and assume other responsibilities which the non-management directors as a whole have designated.

(g)	Minutes – A secretary should be named for each Board and committee meeting and minutes should be circulated in due course after such meeting for approval.

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Americas Silver Corporation	Board Mandate

7.	Board Committees

(a)
To assist it in exercising its responsibilities, the Board has established three (3) standing committees of the Board: an audit committee, a compensation and corporate governance committee and a sustainability and technical committee. The Board may establish other standing committees, from time to time.

(b)
Each committee shall be governed by a written charter that addresses those matters required by applicable laws and stock exchange rules. At a minimum, each charter shall clearly establish the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and sub-committees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or the Compensation and Corporate Governance Committee) annually.

(c)	The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

8.	The Board’s Expectations of Management – The Board expects that management will, among other things:

(a)	Review continuously the Company’s strategies and their implementation in light of evolving conditions;

(b)	Present an annual operating plan and budget and regularly report on the Company’s performance and results relative to that plan and budget;

(c)	Report regularly on the Company’s business and affairs, with a focus on matters of material consequence for the Company;

(d)	Implement systems to identify and manage the principal risks of the Company’s business and provide (at least annually) a report relating thereto; and

(e)	Implement and maintain appropriate (i) systems of internal control and (ii) disclosure controls and procedures.

In addition, the CEO and other executive officers of the Company will use their best efforts to achieve value for all shareholders and conduct themselves with integrity. The Board expects that the CEO and other executive officers will create a culture of integrity throughout the Company.

9.	Annual Review

The Board shall review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange or any stock exchanges on which the Company’s shares are listed.

***

Ratified by the Board of Directors on December 15, 2016

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Americas Silver Corporation	Board Mandate

ANNEX A
to SCHEDULE “C”

Matters Requiring Board Approval
This Policy identifies certain items which must be approved by the Board or a committee of the Board and may not be delegated to management without Board approval. A general overriding consideration is that the directors are required under law to manage, or supervise the management of, the business and affairs of the Company. Accordingly, even if an action might fall outside these guidelines, management should consider whether the matter, nevertheless, should be referred to the Board for consideration.

Under these guidelines, except as otherwise complies with internal delegation of authority control protocols as may be in place from time-to-time, an “Out of Budget Transaction” is a transaction that exceeds the budgeted amount by $500,000 or greater and that is not already part of an approved budget. The following is a list of items which officers must refer to the Board, or an appropriate committee thereof, for consideration.

1.	The approval of annual budgets.

2.	The approval of all financial information and other disclosure documents that are required by law to be approved by the Board before they are released to the public.

3.
Allotment of any securities. This includes shares, options, warrants or other convertible or debt securities, and the payment of a commission to any person as consideration for purchasing securities of the Company or providing purchasers for any such securities. Securities may be issued by executive officers where previously allotted by the Board (e.g. exercise of previously allotted options and warrants upon exercise).

4.	Entering into transactions of a fundamental nature such as amalgamations, mergers and material acquisitions or dispositions.

5.	Agreeing to redeem, purchase or otherwise acquire any of the Company’s shares.

6.	Entering into any agreement or commitment to acquire or dispose of assets that are material to the Company including, but not limited to, those that are an Out of Budget Transaction.

7.
Entering into, or making a material modification of, any agreement or commitment to become liable for any indebtedness, including the granting of a guarantee or similar standby obligation, if (a) the amount of such indebtedness is an Out of Budget Transaction or (b) any assets of the Company are made subject to a security interest in an Out of Budget Transaction.

8.	Committing to making any material capital expenditure which is an Out of Budget Transaction.

9.	Entering into any contract, agreement or commitment out of the ordinary course of business if such agreement involves a material commitment of financial resources.

10.	Adoption of hedging policies.

(i)

11.	Entering into any agreement with an officer, director or 10% shareholder of the Company or any parent or subsidiary of the Company outside of the ordinary course of business.

12.	Terminating, suspending or significantly modifying any material business activity or business strategy of the Company.

13.	Undertaking a new business activity that requires an allocation of material resources.

14.	Making any material change to a business or strategic plan that has been approved by the Board.

15.	Initiating or settling any legal proceeding involving a material payment.

16.	Employing or terminating the Company’s independent auditor.

17.	Hiring or terminating the employment, or determining the compensation, of any person who is an executive officer of the Company.

18.	Compensation matters for senior executive officers at the Company (i.e. the CEO and direct reports to the CEO).

19.
Offering any material employment or consulting terms to any individual or entity which are not customary for the Company. This determination is to be made by reference to terms of employment or consultancy that have generally been offered to other employees or consultants in similar positions or with similar status.

20.
The approval of a request by any executive officer of the Company to serve on the board of another entity, other than not-for-profit entities or family businesses that in no material way compete with the Company or do any material business with the Company.

21.	Approval of technical reports and annual mineral resource and mineral resource estimates as required

22.	Any other matter specified by the Board as requiring itsprior approval.

***

(ii)